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BARRICK GOLD CORPORATION

Notice of Annual and Special Meeting of Shareholders

May 6, 2008

Management Proxy Circular

Table of Contents

Invitation to Shareholders

Notice of Annual and Special Meeting of Shareholders of Barrick Gold Corporation

MANAGEMENT PROXY CIRCULAR	1
General Information	1
Voting Information	2
• Voting Matters	2
• Who Can Vote	2
• Voting Your Barrick Common Shares	2
• Voting by Proxy	3
• Voting Your BGI Exchangeable Shares	4
• Additional Matters Presented at the Annual and Special Meeting	5
• Voting Shares and Principal Holders	5
Election of Directors	6
Statement of Corporate Governance Practices	12
• Constitution of the Board of Directors	12
• Functioning of the Board of Directors	14
• Committees of the Board	15
• Corporate Governance Guidelines	17
• Code of Business Conduct and Ethics	18
• Shareholder Communications	18
• International Advisory Board	18
Executive Compensation	19
• Composition and Role of the Compensation Committee	19
• Report on Executive Compensation	20
Performance Graphs	28
Compensation of Named Executive Officers	29
Options of Named Executive Officers	31
Retirement Plan Benefits	31
Compensation of Directors	32
Equity Compensation Plan Information	36
Indebtedness of Directors and Officers	39
Directors' and Officers' Insurance and Indemnification	39
Appointment of Auditors	40
Repeal and Replacement of By-Law No. 1	40
Availability of Disclosure Documents	42
Directors' Approval	42
Schedule A — Mandate of the Board of Directors	A-1
Schedule B — New By-Law No. 1	B-1
Schedule C — Shareholder Proposal	C-1

March 27, 2008

Dear Shareholders:

On behalf of the Board of Directors, I would like to invite you to attend Barrick's Annual and Special Meeting of Shareholders to be held on Tuesday, May 6, 2008 at 10:00 a.m. (Eastern Daylight Time) in the Glenn Gould Studio of the Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario.

At the meeting, we will report to you on the Company's performance in 2007 and our plans for the future. You will also be able to meet and ask questions of the Board of Directors and senior management.

The enclosed Management Proxy Circular describes the business to be conducted at the meeting. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy form.

If you are unable to attend the meeting in person, you may listen to a live web cast of the meeting, which will be available at www.barrick.com, starting at 10:00 a.m. (Eastern Daylight Time). The recorded version of the meeting will be available at www.barrick.com until the next Annual Meeting of Shareholders.

We hope that we will have the opportunity to welcome you to this year's Annual and Special Meeting.

Sincerely,

PETER MUNK
CHAIRMAN

BARRICK GOLD CORPORATION
Brookfield Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

Notice of Annual and Special Meeting of Shareholders

         NOTICE is hereby given that the Annual and Special Meeting of the Shareholders (the "Meeting") of Barrick Gold Corporation (the "Company" or "Barrick") will be held in the Glenn Gould Studio of the Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario on Tuesday, May 6, 2008 at 10:00 a.m. (Toronto time) in order to:

  1.
  receive the consolidated financial statements of the Company for the year ended December 31, 2007 and the auditors' report thereon;

  2.
  elect directors;

  3.
  appoint auditors and authorize the directors to fix their remuneration;

  4.
  consider and, if deemed appropriate, pass a resolution confirming the repeal and replacement of By-Law No. 1 of the Company;

  5.
  consider the shareholder proposal set out in Schedule C to the accompanying Management Proxy Circular; and

  6.
  transact such other business as may properly be brought before the Meeting and any postponement or adjournment thereof.

        Barrick's Board of Directors has fixed the close of business on March 18, 2008 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. Barrick has prepared a list, as of the close of business on the record date, of the holders of Barrick common shares and Barrick Gold Inc. exchangeable shares. A holder of record of Barrick common shares or Barrick Gold Inc. exchangeable shares whose name appears on such list is entitled to vote the shares shown opposite such holder's name on such list at the Meeting. Computershare Investor Services Inc., as the holder of the Barrick special voting share, will cast the votes attributable to the Barrick Gold Inc. exchangeable shares as instructed by such holders thereof.

    DATED at Toronto, Ontario, this 27th day of March, 2008.

                          By Order of the Board of Directors,

                          Sybil E. Veenman
                          Vice-President, Assistant General Counsel and Secretary

        Shareholders are cordially invited to attend the Meeting. Shareholders are urged to complete and return the enclosed proxy or voting instruction form promptly. To be effective, Barrick proxies must be received at the Toronto office of CIBC Mellon Trust Company, the Company's registrar and transfer agent, by 5:00 p.m. (Toronto time) on May 5, 2008 or the last business day prior to any adjourned or postponed Meeting. Barrick Gold Inc. voting instruction forms must be received at the Toronto office of Computershare Investor Services Inc. by 5:00 p.m. (Toronto time) on May 2, 2008 or the second last business day before any adjourned or postponed Meeting. Shareholders whose shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

        Shareholders may direct questions and requests for assistance to Barrick's information agent for the Meeting, Kingsdale Shareholder Services Inc., at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2; telephone: 1-866-851-2743 (within Canada and the United States) or 416-867-2272; facsimile: 1-866-545-5580 (within Canada and the United States) or 416-867-2271; email: contactus@kingsdaleshareholder.com.

        Proxies will be counted and tabulated by CIBC Mellon Trust Company, the Company's registrar and transfer agent, in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy's validity or to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders.

BARRICK GOLD CORPORATION
Brookfield Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT PROXY CIRCULAR

        This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Barrick Gold Corporation (the "Company" or "Barrick") for use at the Annual and Special Meeting of Shareholders (or any postponement or adjournment thereof) of Barrick (the "Meeting") to be held at 10:00 a.m. (Toronto time) on Tuesday, May 6, 2008 in the Glenn Gould Studio of the Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario for the purposes set forth in the accompanying Notice of Meeting.

GENERAL INFORMATION

        The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally by telephone by regular employees of the Company for which no additional compensation will be paid. In addition, Barrick has retained Kingsdale Shareholder Services Inc. to assist in the solicitation of proxies by mail and telephone in the United States and Canada for estimated fees of Cdn$70,000. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the proxy form, the voting instruction form and any other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by Barrick. The Company will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of common shares of Barrick ("Barrick Common Shares") and Barrick Gold Inc. (formerly, Homestake Canada Inc.) exchangeable shares ("BGI Exchangeable Shares"). It is anticipated that copies of this Circular, the Notice of Meeting, and accompanying proxy form or voting instruction form will be distributed to shareholders on or about April 8, 2008.

        This Circular provides the information that you need to vote at the Meeting.

  •
  If you are a registered holder of Barrick Common Shares, we have enclosed a proxy form that you can use to vote at the Meeting.

  •
  If you are a registered holder of BGI Exchangeable Shares, we have enclosed a voting instruction form that you can use to give the voting instructions that indirectly permit you to vote such shares.

  •
  If your Barrick Common Shares or BGI Exchangeable Shares are held by a nominee, you may receive either a form of proxy or voting instruction form and should follow the instructions provided by the nominee.

        Unless otherwise indicated, the information in this Circular is given as at March 1, 2008.

        Unless otherwise indicated, all dollar references in this Circular are to United States dollars and all references to financial results are based on our financial statements prepared in accordance with U.S. GAAP. Unless otherwise indicated, all references to "US$" or "$" are to U.S. dollars and all references to "Cdn$" are to Canadian dollars. The annual average exchange rate for 2007 reported by the Bank of Canada was US$1.00 = Cdn$1.0748.

        These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Barrick or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, Barrick (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING INFORMATION

Voting Matters

        At the Meeting, shareholders are voting on the:

  •
  election of directors;

  •
  appointment of auditors and authorization of the Board of Directors to fix their remuneration;

  •
  repeal and replacement of By-Law No. 1 of the Company; and

  •
  shareholder proposal set out in Schedule C.

Who Can Vote

        The record date for the Meeting is Tuesday, March 18, 2008. Barrick has prepared a list, as of the close of business on the record date, of the holders of Barrick common shares and Barrick Gold Inc. exchangeable shares. A holder of Barrick Common Shares or BGI Exchangeable Shares whose name appears on such list is entitled to vote the shares shown opposite such holder's name on such list at the Meeting. Each Barrick Common Share is entitled to one vote on those items of business identified in the Notice of Meeting. Each BGI Exchangeable Share is entitled to exercise the same voting rights as 0.53 of a Barrick Common Share; these voting rights are exercised by Computershare Investor Services Inc. as the holder of the Barrick special voting share.

Voting Your Barrick Common Shares

  Registered Shareholders

        If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described under "— Voting by Proxy".

  Non-registered Shareholders

        Your Barrick Common Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of a nominee, you are a non-registered shareholder. Your nominee is entitled to vote the shares held by it on the record date. Your nominee is required to seek your instructions as to how to vote your shares. You may vote your Barrick Common Shares through your nominee or in person.

        To vote your Barrick Common Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered shareholders to direct the voting of the Barrick Common Shares that they beneficially own.

        If you are a non-registered shareholder, to vote your shares in person at the Meeting, you should take the following steps:

  (1)
  appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or form of proxy, and

  (2)
  follow the nominee's instructions for return of the executed form or other method of response.

        Do not otherwise complete the form as your vote, or your designate's vote, will be taken at the Meeting.

Voting by Proxy

        If you will not be at the Meeting or do not wish to vote in person, you may still vote by using the enclosed proxy form. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the Internet, as described on the enclosed proxy form.

  Your Proxy Vote

        On the proxy form, you can indicate how you want to vote your Barrick Common Shares, or you can let your proxyholder decide for you.

        All Barrick Common Shares represented by properly completed proxies received at the Toronto office of CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Monday, May 5, 2008 or the last business day before any adjourned or postponed Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting.

        Proxies should be delivered to CIBC Mellon Trust Company, by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; by personal delivery at 320 Bay Street, Toronto, Ontario M5H 4A6; or by facsimile at (416) 368-2502 or 1-866-781-3111 (within Canada and the United States).

        If you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Barrick Common Shares will be voted as follows:

  •
  FOR the election of the 14 nominees as directors;

  •
  FOR the appointment of PricewaterhouseCoopers LLP as independent auditors for 2008 and the authorization of the directors to fix their remuneration;

  •
  FOR the confirmation of the repeal and replacement of By-Law No. 1 of the Company; and

  •
  AGAINST the shareholder proposal set out in Schedule C.

  Appointing a Proxyholder

        A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Barrick. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Barrick, are appointed to act as your proxyholder.

        Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

  Revoking Your Proxy

        If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

  •
  You may send another proxy form with a later date to the Toronto office of CIBC Mellon Trust Company, but it must reach CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Monday, May 5, 2008 or the last business day before any adjourned or postponed Meeting.

  •
  You may deliver a signed written statement, stating that you want to revoke your proxy, to the Secretary of the Company no later than 5:00 p.m. (Toronto time) on Monday, May 5, 2008, or the last business day before any adjourned or postponed Meeting, at Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1 or by facsimile at (416) 861-8243 or 1-866-781-3111 (within Canada and the United States).

  •
  You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy.

  •
  You may revoke your proxy in any other manner permitted by law.

Voting Your BGI Exchangeable Shares

        BGI Exchangeable Shares are each exchangeable at any time for 0.53 of a Barrick Common Share. Your BGI Exchangeable Shares give you essentially the same economic rights and, indirectly, the same voting rights that you would have if you held Barrick Common Shares. Each BGI Exchangeable Share entitles you to receive dividends from Barrick Gold Inc. ("BGI") that are equivalent to the dividends paid on 0.53 of a Barrick Common Share. (You do not share in dividends or distributions payable on the BGI common shares, all of which are owned by a subsidiary of Barrick.) Each BGI Exchangeable Share entitles you to exercise the same voting rights as 0.53 of a Barrick Common Share. That is the reason we are sending you this proxy material. (Except as required by Ontario law, you do not exercise voting rights as a shareholder of BGI.)

        Computershare Investor Services Inc. ("Computershare") serves as the trustee under the Voting, Support and Exchange Trust Agreement (as supplemented). As trustee, Computershare holds a special voting share of Barrick (the "Special Voting Share") that enables it to vote on behalf of the holders of BGI Exchangeable Shares (other than Barrick and its subsidiaries) on all matters presented to holders of Barrick Common Shares in accordance with the instructions of holders of BGI Exchangeable Shares. Except as otherwise required by applicable law, the Special Voting Share has a number of votes attached to it equal to the number of BGI Exchangeable Shares outstanding from time to time which are not owned by Barrick and its subsidiaries multiplied by 0.53.

  Registered Shareholders

        If you were a registered shareholder of BGI Exchangeable Shares on the record date, you can vote by signing and returning the enclosed voting instruction form, or you can attend the Meeting and vote in person.

        The voting instruction form permits you to instruct Computershare to vote in respect of your BGI Exchangeable Shares. As a holder of BGI Exchangeable Shares, you are entitled to instruct Computershare to cast a number of votes equal to the number of Barrick Common Shares for which the BGI Exchangeable Shares held by you on the record date are exchangeable. You also can use your voting instruction form to name a proxy to represent you at the Meeting. To designate a proxy, simply fill in the name of the person that you wish to appoint to represent you in the space provided on the voting instruction form.

        On any ballot, Computershare will vote or withhold from voting, in accordance with your instructions, the applicable number of votes in respect of your BGI Exchangeable Shares represented by a properly completed voting instruction form (received by Computershare in the manner and within the time specified above) and where a choice has been specified in your voting instruction form with respect to any matter to be acted on, Computershare will vote such number of votes in accordance with those instructions.

        If you sign and return the voting instruction form, but do not give directions on how to vote your BGI Exchangeable Shares, you will be deemed to have voted, and Computershare will vote, as follows:

  •
  FOR the election of the 14 nominees as directors;

  •
  FOR the appointment of PricewaterhouseCoopers LLP as independent auditors for 2008 and the authorization of the directors to fix their remuneration;

  •
  FOR the confirmation of the repeal and replacement of By-Law No. 1 of the Company; and

  •
  AGAINST the shareholder proposal set out in Schedule C.

        To be effective, voting instruction forms must be received by Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or by facsimile at (416) 263-9524 or 1-866-249-7775 (within North America), by

5:00 p.m. (Toronto time) on Friday, May 2, 2008 or the second last business day before any adjourned or postponed Meeting. That will give Computershare enough time to tabulate the voting instructions and vote on your behalf.

        To vote in person at the Meeting, you must bring your voting instruction form with you to the Meeting, naming yourself as proxy.

  Non-registered Shareholders

        If your shares are not registered in your own name but are held in the name of a nominee, there are two ways you can vote your BGI Exchangeable Shares. For your BGI Exchangeable Shares to be voted for you, follow the voting instructions provided by your nominee. Your nominee is entitled to vote the BGI Exchangeable Shares held by it on the record date. If you wish to attend the Meeting and vote in person or name a person to represent you at the Meeting, you must have the nominee appoint you or the person you would like to represent you at the Meeting as a proxy.

  Revoking Your Voting Instructions for BGI Exchangeable Shares

        If you give voting instructions to Computershare, you may revoke the voting instructions at any time before the BGI Exchangeable Shares are voted by doing any one of the following:

  •
  You may send another voting instruction form with a later date to the Toronto office of Computershare, but it must reach Computershare by 5:00 p.m. (Toronto time) on Friday, May 2, 2008 or the second last business day before any adjourned or postponed Meeting to be sure that Computershare has enough time to process the change.

  •
  You may deliver a signed written statement, stating that you want to revoke your voting instructions, to the Secretary of the Company no later than 5:00 p.m. (Toronto time) on Friday, May 2, 2008, or the second last business day before any adjourned or postponed Meeting at Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1 or by facsimile at (416) 861-8243 or 1-866-781-3111 (within Canada and the United States).

  •
  If you are a registered holder of BGI Exchangeable Shares, you may attend the Meeting, revoke your voting instructions to Computershare prior to commencement of the Meeting, appoint yourself as proxy and vote in person.

Additional Matters Presented at the Annual and Special Meeting

        The enclosed proxy form or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

        If you sign and return the proxy form for Barrick Common Shares and any matter is presented at the Meeting in addition to the matters described in the Notice of Meeting, the Barrick officers named as proxies will vote in their best judgment. If you give Computershare authority to vote your BGI Exchangeable Shares, Computershare has advised Barrick that it will vote on any additional matters as recommended by Barrick's management. When this Circular went to press, management of Barrick was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in such notice.

Voting Shares and Principal Holders

        The Barrick Common Shares and the Special Voting Share are the only shares entitled to vote directly at the Meeting. As at Tuesday, March 18, 2008, 871,673,283 Barrick Common Shares and one Special Voting Share were issued and outstanding. The holders of Barrick Common Shares are entitled to one vote per share. Computershare, the holder of the Special Voting Share, is entitled to cast the number of votes equal to the number of BGI Exchangeable Shares outstanding (excluding those owned by Barrick and its subsidiaries) multiplied by 0.53. Computershare will cast these votes as directed by the holders of the BGI Exchangeable Shares on the basis of 0.53 votes per BGI Exchangeable Share. To the extent that a BGI Exchangeable Shareholder does not provide a voting instruction form to Computershare, Computershare will not cast the corresponding votes. As of Tuesday, March 18, 2008, there were 1,342,287 BGI Exchangeable Shares outstanding that were not owned by Barrick or its subsidiaries, which would entitle the holder of the Special Voting Share to cast 711,412 votes at the Meeting.

        The presence of at least two people holding or representing by proxy at least 25% of the total number of votes attached to the issued shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

        To the knowledge of the directors and senior officers of Barrick, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, except Capital Group International, Inc., which through its affiliates beneficially owns 130,348,400 Barrick Common Shares, or 15% of the issued and outstanding Barrick Common Shares as of March 18, 2008. To the knowledge of the directors and senior officers of Barrick, which is based on (i) the Schedule 13G filed by Capital World Investors, as a separately reporting investment management division of Capital Research & Management Co., with the U.S. Securities and Exchange Commission (the "SEC") on February 11, 2008, and (ii) the Schedule 13G filed by Capital Group International, Inc. with the SEC on February 12, 2008, Capital World Investors beneficially owns 67,940,160 Barrick Common Shares and Capital Group International, Inc., through its various investment management companies, beneficially owns 62,408,240 Barrick Common Shares as of March 18, 2008.

ELECTION OF DIRECTORS

        It is proposed that the 14 people listed below be nominated for election as directors of Barrick to hold office until the next annual meeting or until their successors are elected or appointed. All of the proposed nominees are currently directors of Barrick and have been since the dates indicated. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

        Under the Company's Corporate Governance Guidelines, any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance and Nominating Committee will expeditiously consider the director's offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any Committee or Board deliberations on the resignation offer.

        Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of Barrick will be voted for the election of the proposed nominees. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Nominees for Election as Directors

        The following table sets forth for each nominee for election as director as of March 1, 2008: age; place of residence; present principal occupation and principal occupations held in the last five years if different; a brief description of the nominee's principal directorships, memberships and education; the number of Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised;(1) the number of Deferred Share Units (DSUs) credited to the nominee; the number of outstanding options held by the nominee under Barrick's stock option plans (there have been no stock option grants to non-management directors since May 2003); whether the nominee meets Barrick's share ownership guidelines for directors; the date the nominee became a director of Barrick; current membership on Committees of the Board of Directors; record of attendance at meetings of the Board of Directors and its Committees during the 12 months ended December 31, 2007; and whether or not the Board of Directors has determined each nominee to be independent. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Howard L. Beck, 74 Toronto, Ontario, Canada Shares: 139,144 DSUs: 14,996 Options: 100,000

Mr. Beck is a corporate director. Mr. Beck is also a director of Cineplex Galaxy Income Fund. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master's degree in law from Columbia University. He was called to the bar of British Columbia and Ontario. He was appointed Queen's Counsel in 1971.

 Barrick Board Details:
      •  Director since 1984
      •  Meetings attended: Board — 6 of 6 regular, 1 of 2 special;
      •  Meets share ownership guidelines
• Independent

C. William D. Birchall, 65 Toronto, Ontario, Canada Shares: 150,000 DSUs: 3,837 Options: Nil

Mr. Birchall was appointed as the Vice Chairman of Barrick in July 2005. From 2004 to March 2007, Mr. Birchall was the Chief Executive Officer of ABX Financeco Inc., a Barrick subsidiary. Mr. Birchall is also a director of Rogers Communications Inc. Mr. Birchall graduated from Merchant Taylor's School. He is a Fellow of the United Kingdom Institute of Chartered Accountants.

 Barrick Board Details:
      •  Director since 1984
      •  Meetings attended: Board — 6 of 6 regular, 2 of 2 special;
      •  Finance Committee (Chair) — 4 of 4; Environmental, Health and Safety Committee — 4 of 4
      •  Meets share ownership guidelines
• Non-Independent (Vice Chairman of Barrick)

Donald J. Carty, 61 Dallas, Texas, USA Shares: 10,000 DSUs: 7,163 Options: Nil

Mr. Carty is Vice Chairman and Chief Financial Officer of Dell, Inc., a computer company. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines. Mr. Carty is also the Chairman of Porter Aviation Holdings Inc., Porter Airlines Inc. and Virgin America Airlines. He is also a director of CHC Helicopter Corporation and Dell, Inc. He holds an undergraduate degree and an honorary doctor of laws from Queen's University and a master's degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

 Barrick Board Details:
      •  Director since 2006
      •  Meetings attended: Board — 5 of 6 regular, 2 of 2 special; Audit Committee — 6 of 7
      •  Meets share ownership guidelines
• Independent

Gustavo Cisneros, 62 Caracas, Venezuela Shares: Nil DSUs: 14,655 Options: 100,000

Mr. Cisneros is the Chairman and Chief Executive Officer of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick's International Advisory Board. He is a member of the advisory board of a number of organizations and universities, including the Council on Foreign Relations, The Americas Society, Columbia University and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

 Barrick Board Details:
      •  Director since 2003
      •  Meetings attended: Board — 4 of 6 regular, 0 of 2 special
      •  Meets share ownership guidelines
• Independent

Marshall A. Cohen,(2) 72 Toronto, Ontario, Canada Shares: 4,000 DSUs: 14,996 Options: 100,000

Mr. Cohen is Counsel of the law firm Cassels, Brock & Blackwell LLP. He is also a director of American International Group, Inc., TD Ameritrade, and TriMas Corporation. Mr. Cohen holds an undergraduate degree from the University of Toronto, a law degree from Osgoode Hall Law School and a master's degree in law from York University. Mr. Cohen is Chairman of the Board of Governors of York University and an honourary director or governor of a number of non- profit organizations, including the C.D. Howe Institute and Mount Sinai Hospital. Mr. Cohen is an Officer of the Order of Canada.

 Barrick Board Details:
      •  Director since 1988
      •  Meetings attended: Board — 6 of 6 regular, 2 of 2 special; Corporate Governance and
          Nominating Committee (Chair) — 1 of 1; Compensation Committee — 6 of 6
      •  Meets share ownership guidelines
• Independent

Peter A. Crossgrove, 71 Toronto, Ontario, Canada Shares: 15,000 DSUs: 8,216 Options: 50,000

Mr. Crossgrove is a corporate director. Prior to May 2005, Mr. Crossgrove was the Chairman of Masonite International Corporation, a door manufacturing company. He is also a director of QLT Inc., Dundee REIT, Excellon Resources Inc., West Timmins Mining Inc. and Pelangio Mines Inc. Mr. Crossgrove is Chairman of the Canadian Association of Provincial Cancer Agencies and a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from McGill University and Concordia University and a master's degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen's Jubilee Medal and a Member of the Order of Canada.

 Barrick Board Details:
      •  Director since 1993
      •  Meetings attended: Board — 6 of 6 regular, 2 of 2 special; Environmental, Health and
          Safety Committee (Chair) — 4 of 4; Audit Committee — 7 of 7;
      •  Meets share ownership guidelines
• Independent

Robert M. Franklin, 61 Toronto, Ontario, Canada Shares: 35,958(3) DSUs: 3,829 Options: Nil

Mr. Franklin is President of Signalta Capital Corporation, an investment company. From 1993 to January 2006, he was the Chairman of the Board of Placer Dome Inc. Mr. Franklin is also a director of Canadian Tire Corporation, Toromont Industries Ltd., First Uranium Corp. and Resolve Business Outsourcing Income Fund and he is a trustee of Stratos Global Corporation. He holds an undergraduate degree from Hillsdale College.

 Barrick Board Details:
      •  Director since 2006
      •  Meetings attended: Board — 5 of 6 regular, 2 of 2 special;
      •  Environmental, Health and Safety Committee — 4 of 4;
      •  Corporate Governance and Nominating Committee — 1 of 1
      •  Meets share ownership guidelines
• Independent

Peter C. Godsoe, 69 Toronto, Ontario, Canada Shares: 1,500 DSUs: 10,621 Options: Nil

Mr. Godsoe is a corporate director. Prior to March 2004, he was the Chairman of the Bank of Nova Scotia, a financial services company, and prior to December 2003, the Chairman and Chief Executive Officer of the Bank of Nova Scotia. Mr. Godsoe is also a director of Ingersoll-Rand Company, Lonmin PLC, Onex Corporation, Rogers Communications Inc. and Templeton Emerging Markets Investment Trust. In addition, he is a director of a number of non-profit organizations, including the Canadian Council of Christians and Jews, Mount Sinai Hospital and Atlantic Institute for Market Studies. Mr. Godsoe holds an undergraduate degree from the University of Toronto and a master's degree in business administration from Harvard University. He is a chartered accountant and a Fellow of the Institute of Chartered Accountants in Ontario. Mr. Godsoe is a member of the Canadian Business Hall of Fame and an Officer of the Order of Canada.

 Barrick Board Details:
      •  Director since 2004
      •  Meetings attended: Board — 5 of 6 regular, 1 of 2 special;
      •  Compensation Committee (Chair) — 6 of 6;
      •  Corporate Governance and Nominating Committee — 1 of 1
      •  Meets share ownership guidelines
• Independent

J. Brett Harvey, 57 Venetia, Pennsylvania, USA Shares: 5,500 DSUs: 4,079 Options: Nil

Mr. Harvey is President, Chief Executive Officer and a director of CONSOL Energy Inc., a coal, gas and energy services company. He is also a director of CNX Gas Corporation and Allegheny Technologies Inc. Mr. Harvey is a member of the National Executive Board of the Boy Scouts of America and serves on the board of directors or advisory council of a number of energy industry associations, including the U.S. National Mining Association, American Coalition for Clean Coal Electricity, Coal Based Generation Stakeholders and the Bituminous Coal Operators' Association. Mr. Harvey holds an undergraduate degree from the University of Utah.

 Barrick Board Details:
      •  Director since 2005
      •  Meetings attended: Board: — 6 of 6 regular, 2 of 2 special; Compensation
          Committee — 5 of 6; Environmental, Health and Safety Committee — 4 of 4
      •  Meets share ownership guidelines
• Independent

The Right Honourable Brian Mulroney, 68(4) Montreal, Quebec, Canada Shares: 9,900 DSUs: Nil Options: 125,000

Mr. Mulroney is the Chairman of Barrick's International Advisory Board and a Senior Partner of the law firm Ogilvy Renault. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. He is a director of Archer Daniels Midland Company, The Blackstone Group, Independent News and Media, PLC, Quebecor Inc., Quebecor World Inc. and Wyndham Worldwide Corporation. Mr. Mulroney is a member of the international advisory council of a number of companies, including JP Morgan Chase & Co. and Independent News and Media, PLC. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada.

 Barrick Board Details:
      •  Director since 1993
      •  Meetings attended: Board — 5 of 6 regular, 2 of 2 special
      •  Meets share ownership guidelines
• Non-Independent (Chairman of Barrick's International Advisory Board)

Anthony Munk, 47 New York, New York, USA Shares: 5,000 DSUs: 8,216 Options: Nil

Mr. Anthony Munk is Managing Director of Onex Corporation, a leading North American private equity firm. He also serves as a director of Cineplex Galaxy Income Fund and Husky Injection Molding Systems Ltd. He is a director of The Peter Munk Charitable Foundation and Vice Chairman of the Aurea Foundation. Mr. Munk holds an undergraduate degree from Queen's University.

 Barrick Board Details:
      •  Director since 1996
      •  Meetings attended: Board — 6 of 6 regular, 1 of 2 special; Finance Committee — 4 of 4
      •  Meets share ownership guidelines
• Non-Independent (member of the immediate family of the Chairman of Barrick)

Peter Munk, 80 Toronto, Ontario, Canada Shares: 2,750,000(5) DSUs: Nil Options:1,400,000

Mr. Peter Munk is the Founder and Chairman of Barrick. On March 27, 2008, Mr. Munk was also appointed as the acting Chief Executive Officer of Barrick during a medical leave of absence of Mr. Gregory Wilkins. Prior to September 2006, he was also Chairman of Trizec Properties, Inc., a real estate investment trust, and Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame, a recipient of the Woodrow Wilson Award for Corporate Citizenship and an Officer of the Order of Canada.

 Barrick Board Details:
      •  Director since 1984
      •  Meetings attended: Board — 6 of 6 regular, 1 of 2 special
      •  Meets share ownership guidelines
• Non-Independent (Chairman of Barrick)

Steven J. Shapiro, 55 Houston, Texas, USA Shares: 3,000 DSUs: 6,054 Options: Nil

Mr. Shapiro is a corporate director. Prior to May 2006, he was Executive Vice President, Finance and Corporate Development, and a director of Burlington Resources, Inc., an oil and gas exploration and production company. Prior to April 2005, he was Executive Vice President and Chief Financial Officer of Burlington Resources, Inc. He is also a director of El Paso Corporation. He serves as chairman of the executive committee of the American Petroleum Institute's general committee on finance. Mr. Shapiro holds an undergraduate degree from Union College and a master's degree in business administration from Harvard University.

 Barrick Board Details:
      •  Director since 2004
      •  Meetings attended: Board — 6 of 6 regular, 2 of 2 special; Audit Committee
          (Chair) — 7 of 7; Corporate Governance and Nominating Committee — 1 of 1
      •  Meets share ownership guidelines
• Independent

Gregory C. Wilkins, 52 Toronto, Ontario, Canada Shares: 47,500 DSUs: Nil Options:1,852,336 RSUs: 193,779

Mr. Wilkins is President and Chief Executive Officer of Barrick. On March 27, 2008, Mr. Wilkins commenced a medical leave of absence, during which time, Mr. Peter Munk, the Chairman and Founder of Barrick, has been appointed as the acting Chief Executive Officer. Prior to February 2003, he was a corporate director. Prior to May 2002, Mr. Wilkins was the Vice Chairman of TrizecHahn Corporation, a real estate company, and prior to March 2001, he was the President and Chief Operating Officer of TrizecHahn Corporation. He is also a director of Magna International Inc. and Patheon Inc. and a member of the Cabinet for The Heart for University Health Network Campaign. Mr. Wilkins is a Chartered Accountant in Ontario and holds an undergraduate degree from Concordia University.

 Barrick Board Details:
      •  Director since 1991
      •  Meetings attended: Board — 6 of 6 regular, 2 of 2 special; Finance Committee — 4 of 4
      •  Meets share ownership guidelines
• Non-Independent (President and Chief Executive Officer of Barrick)

(1)
The information about Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Barrick, has been furnished by the respective nominees. Unless otherwise indicated, (a) beneficial ownership is direct and (b) the person indicated has sole voting and investment power.

(2)
Mr. Cohen was a director of Haynes International, Inc. and Collins & Aikman Inc., each a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Cohen was acting as a director for such company or within one year of Mr. Cohen resigning from the board of directors. On March 29, 2004, Haynes International, Inc. and certain of its U.S. subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On May 17, 2005, Collins & Aikman Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

(3)
Mr. Franklin owns 26,396 Barrick Common Shares directly, and Signalta Capital Corp., of which Mr. Franklin is President, owns 5,848 Barrick Common Shares. In addition, Mr. Franklin exercises control over 3,714 Barrick Common Shares owned by a family member.

(4)
Mr. Mulroney is a director of Quebecor World Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Mulroney was acting as a director for such company. On January 21, 2008, Quebecor World Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for creditor protection under the Canadian Companies' Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code.

(5)
Family members of Mr. Peter Munk own 1,600 common shares of Barrick (excluding those shares owned by Mr. Anthony Munk, who is a director of Barrick).

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The following outlines Barrick's current corporate governance practices with respect to the various matters addressed by National Policy 58-201 — Corporate Governance Guidelines (the "Canadian Guidelines") and National Instrument 58-101 — Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, and the corporate governance standards adopted by the New York Stock Exchange (the "NYSE Standards"). Although, as a regulatory matter, the majority of the NYSE Standards are not directly applicable to Barrick as a Canadian company, Barrick has implemented a number of governance structures and procedures to comply with the requirements of the NYSE Standards. There are no significant differences between Barrick's corporate governance practices and the NYSE Standards applicable to U.S. companies.

Constitution of the Board of Directors

        The Board of Directors is currently comprised of 15 directors. The size and composition of the Board reflects a breadth of backgrounds and experience that is important for effective governance of an international corporation in the mining industry. It is proposed that 14 directors be elected at the Meeting. Mr. John Crow, who has served as a director of Barrick since 2006, will retire from the Board at the Meeting.

        Consistent with the NYSE Standards and National Instrument 58-101, to be considered "independent" the Board of Directors must make an affirmative determination, by a resolution of the Board as a whole, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder or officer of another entity that has a relationship with the Company). In each case, the Board broadly considers all relevant facts and circumstances.

        A director will not be deemed to be "independent" if, within the preceding three years:

  a)
  the director was employed by the Company or any of its indirect subsidiaries;

  b)
  an immediate family member of the director was employed by the Company as an executive officer;

  c)
  the director, or an immediate family member, is a current partner of a firm that is the Company's internal or external auditor or within the last three years (but no longer) a partner or employee of such a firm and personally worked on the Company's audit within that time;

  d)
  the director is a current employee of the Company's internal or external auditor;

  e)
  an immediate family member of the director is a current employee of the Company's internal or external auditor and that person participates in the firm's audit, assurance or tax compliance (but not tax planning) practice;

  f)
  a director, or an immediate family member, received more than Cdn$75,000 annually in direct compensation from the Company, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

  g)
  a director is or was employed as an executive officer of another company where any of the Company's current executives serve on that company's compensation committee;

  h)
  an immediate family member of the director is or was employed as an executive officer of another company where any of the Company's current executives serve on that company's compensation committee;

  i)
  a director is an executive officer or an employee of a company that makes payments to or receives payments from the Company for property or services in an amount that exceeds in any single fiscal year $1,000,000 or 2% of that company's consolidated gross revenues, whichever is greater; or

  j)
  an immediate family member is an executive officer of a company that makes payments to or receives payments from the Company for property or services in an amount that exceeds in any single fiscal year $1,000,000 or 2% of that company's consolidated gross revenues, whichever is greater.

        An "immediate family member" includes a director's spouse, parents, children, siblings, mothers — and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director's home.

        A director's service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company's charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization's latest publicly available consolidated gross revenues.

        With the assistance of the Corporate Governance and Nominating Committee, the Board of Directors has considered the relationship to Barrick of each of the nominees for election by the shareholders and has determined that 9 of the 14 directors nominated for election at the Meeting are independent (H.L. Beck, D.J. Carty, G. Cisneros, M.A. Cohen, P.A. Crossgrove, R.M. Franklin, P.C. Godsoe, J.B. Harvey, and S.J. Shapiro). Four of the directors who are considered non-independent are officers or employees of Barrick (C.W.D. Birchall, B. Mulroney, P. Munk and G.C. Wilkins). One of the non-independent directors (A. Munk) is a member of the Chairman's family. The following table sets out the relationship of directors to the Company.

Independence Status of Director Nominees

Name	Management	Independent	Not Independent	Reason for Not Independent Status
Howard L. Beck		✓
C. William D. Birchall	✓		✓	Vice-Chairman
Donald J. Carty		✓
Gustavo Cisneros		✓
Marshall A. Cohen		✓
Peter A. Crossgrove		✓
Robert M. Franklin		✓
Peter C. Godsoe		✓
J. Brett Harvey		✓
Brian Mulroney	✓		✓	Chairman of Barrick's International Advisory Board
Anthony Munk			✓	Member of the Chairman's family
Peter Munk	✓		✓	Chairman of the Board of Directors
Steven J. Shapiro		✓
Gregory C. Wilkins	✓		✓	President and Chief Executive Officer

        For a list of other principal directorships held by each of the nominees for election at the Meeting, see "Election of Directors — Nominees for Election as Directors" beginning on page 6.

  Interlocking Relationships

        The following table lists the Barrick directors who served together on the boards of directors of other publicly traded companies as at December 31, 2007:

Company	Director	Committees Served
Cineplex Galaxy Income Fund	Howard L. Beck	Compensation, Nominating and Corporate Governance
	Anthony Munk	Compensation, Nominating and Corporate Governance
Rogers Communications Inc	C. William D. Birchall	Audit Finance & Executive Nominating
	Peter C. Godsoe	Compensation Corporate Governance Finance & Executive Nominating

Functioning of the Board of Directors

        Barrick has an experienced Board of Directors that has made a significant contribution to Barrick's success. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of Barrick and that there are sufficient systems and procedures in place to allow the Board to function independently. The Board holds regularly scheduled sessions throughout the year during which the independent directors meet in the absence of the non-independent directors and management. The independent sessions are presided over by the Lead Director, P.C. Godsoe. The Lead Director was elected by the independent directors to preside at the independent sessions and to perform such other duties as the Board may determine. Six independent sessions were held during 2007.

        The Board of Directors is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule A to this Circular.

        In order to delineate the roles and responsibilities of each, the Board has also adopted written position descriptions for the Chairman of the Board and the Chief Executive Officer. The responsibilities of the Chairman of the Board include presiding over Board meetings, assuming principal responsibility for the Board's operation and functioning, and ensuring that Board functions are effectively carried out. The responsibilities of the Chief Executive Officer include, subject to the oversight of the Board, general supervision of the business of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

        The Board has adopted a process to evaluate the functioning of the Board, each of the Committees and individual directors. As part of such process, each of the members of the Board and the members of each Committee complete detailed evaluation questionnaires relating to the Board and the relevant Committee. Completed questionnaires are returned to outside legal counsel, who compile the results and review such results with the Chairman of the Corporate Governance and Nominating Committee. The results of the evaluations are then reviewed by the Corporate Governance and Nominating Committee and are reported to the full Board.

        New members of the Board of Directors are provided with the necessary information about the role of the Board of Directors, its committees and its directors and about Barrick, its business and the factors that affect its performance by management and by other members of the Board. In addition, the Board or the Committees receive updates as necessary with respect to applicable regulatory or other requirements relating to the role and responsibilities of directors, the Board or the relevant Committee. The Board and the Committees also receive presentations from management from time to time relating to specific aspects of the Company's business.

        Action by the Board of Directors or Committees may be taken at a regularly held meeting or at a meeting held by conference call or by written consent. There were six regularly scheduled meetings and two special meetings of the Board of Directors during 2007. For the record of attendance at Board and Committee meetings of the nominees for election as directors at the Meeting, see "Election of Directors — Nominees for Election as Directors" beginning on page 6.

Committees of the Board

        The Board of Directors has established five Committees, all of which have written mandates. Such mandates include a description of the role and responsibilities of the Chairman of the Committee, which include presiding over Committee meetings, reporting to the Board with respect to the activities of the Committee, and leading the Committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate. A copy of the mandate for each of the Committees is posted on Barrick's website at www.barrick.com.

  Corporate Governance and Nominating Committee

        The purpose of the Corporate Governance and Nominating Committee is to assist the Board in establishing Barrick's corporate governance policies and practices generally, identifying individuals qualified to become members of the Board, reviewing the composition of the Board and its Committees, evaluating the functioning of the Board and its Committees on an annual basis, and to make recommendations to the Board of Directors as appropriate. The Committee's mandate provides that in considering nominees to the Board of Directors, the Committee shall consider the current composition of the Board and assess the ability of candidates to contribute to the effective oversight of the management of the Company, taking into account the needs of the Company and the individual's background, experience, perspective, skills and knowledge that are appropriate and beneficial to Barrick. The Committee is also responsible for Barrick's response to the Canadian Guidelines and the NYSE Standards and for reviewing and approving the annual disclosure relating to such guidelines and standards. The Committee holds regular in camera sessions, during which the members of the Committee meet in the absence of management. The Committee's mandate grants it sole authority to retain and terminate legal or other advisors to the Committee, including any search firm to be used to identify candidates for nomination as directors, including sole authority to approve the search firm's fees and other retention terms. The Committee's mandate requires the Committee to evaluate the functioning of the Committee on an annual basis.

        The Committee identifies candidates for appointment as independent directors, both through individuals known to the Committee or other members of the Board and with the assistance of an external search firm. The Committee reviews Barrick's corporate governance practices and procedures, oversees annual evaluations of the functioning of the Board, its Committees and individual directors and reviews Barrick's Corporate Governance Guidelines. In 2007, the Committee adopted a majority voting policy in respect of the Meeting and subsequent annual shareholders meetings. See "Election of Directors."

        The Corporate Governance and Nominating Committee is comprised entirely of independent directors (M.A. Cohen, P.C. Godsoe, R.M. Franklin and S.J. Shapiro). There was one meeting of the Committee during 2007 and all of the members of the Committee attended such meeting.

  Audit Committee

        The purpose of the Audit Committee is to assist the Board in its oversight of: the integrity of Barrick's financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; the Company's internal controls over financial reporting; compliance with legal and regulatory requirements relevant to Barrick's financial statements; the external auditors' qualifications and independence; and the performance of the internal audit function and the external auditors.

        The Committee is responsible for retaining and terminating, and/or making recommendations to the Board and the shareholders relating to the retention or termination of the external auditors and communicating to them that they are ultimately accountable to the Committee and the Board as the representatives of the shareholders. The Committee also reviews the external audit plan and the results of the audit, reviews with the external auditors any audit problems or difficulties and management's response, approves all audit engagement fees and terms and pre-approves all permitted non-audit services to be performed by the external auditors. The Committee reviews and recommends to the Board for approval the Company's annual and quarterly financial statements and related management's discussion and analysis and discusses with management the Company's earnings press releases, as well as the type of financial information and earnings guidance (if any). The Committee reviews and discusses with management, the external auditors and the head of internal audit the effectiveness of the Company's internal controls over financial reporting and the responsibilities and effectiveness of the Company's internal audit function. The Committee also discusses with management the Company's processes with respect to risk assessment and risk management as they relate to internal controls over financial reporting. The Committee reviews and discusses with management the Company's Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance.

        The Committee has direct communication channels with the Company's internal and external auditors. All of the members of the Committee are financially literate and at least one member has accounting or related financial management expertise. The Board has determined that S.J. Shapiro, a member of the Committee, is an "audit committee financial expert" as defined by SEC rules. The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an "expert" for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Committee and Board of Directors who do not carry this designation. Other members of the Committee are also experienced audit committee members and may qualify as "audit committee financial experts", however, the Board has only made the specific determination in respect of Mr. Shapiro.

        The Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The Committee has set a hiring policy for employees or former employees of the external auditors. The Committee holds regular in camera sessions during which it meets separately with each of management, the head of internal audit and the external auditors. The mandate of the Committee grants it sole authority to retain and terminate legal, accounting or other advisors to the Committee, including sole authority to approve the advisors' fees and other retention terms. The Committee's mandate also requires the Committee to evaluate the functioning of the Committee on an annual basis.

        The Audit Committee is comprised entirely of independent directors (S.J. Shapiro, D.J. Carty, J.W. Crow and P.A. Crossgrove). There were seven meetings of the Audit Committee in 2007. All of the members of the Committee attended all of the meetings held in 2007, with the exception of D.J. Carty who did not attend one meeting.

        The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. J.W. Crow, who will retire from the Board at the Meeting, currently serves on the audit committees of four other public companies. The Board has determined that the service of Mr. Crow on the audit committees of such other companies does not impair his ability to effectively serve on the Committee, particularly given his experience as a director of public companies and the fact that he is retired from full-time employment.

        For additional information regarding the Committee, including the text of the Committee's mandate, please refer to the "Audit Committee" section of the Company's Annual Information Form.

  Compensation Committee

        The purpose of the Compensation Committee is to assist the Board in monitoring, reviewing and approving Barrick's compensation policies and practices and administering Barrick's share compensation plans. The Committee reviews and makes recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommends to the Board the compensation level of the Chief Executive Officer based on this evaluation. The Committee is also responsible for reviewing and making recommendations to the Board with respect to director and senior management compensation and succession planning for the Chief Executive Officer and other senior executives. When granting stock options, the Committee determines the number of shares covered by each grant and the terms and conditions of the option, subject to the specific provisions of the plan and the approval of the Board of Directors. The Committee reviews the remuneration of the directors from time to time to ensure that it properly reflects the responsibilities associated with being an effective director. The Committee holds regular in camera sessions, during which it meets in the absence of management. The mandate of the Committee grants it sole authority to retain and terminate legal or other advisors to the Committee, including compensation consultants, including sole authority to approve the advisors' fees and other retention terms. The Committee's mandate also requires the Committee to evaluate the functioning of the Committee on an annual basis.

        The Compensation Committee is comprised entirely of independent directors (P.C. Godsoe, M.A. Cohen, J.B. Harvey). There were six meetings of the Compensation Committee in 2007. All of the members of the Committee attended all of the meetings held in 2007, with the exception of J.B. Harvey who did not attend one meeting.

  Environmental, Health and Safety Committee

        The purpose of the Environmental, Health and Safety Committee is to review environmental and health and safety policies and programs, to oversee Barrick's environmental and health and safety performance, to monitor current and future regulatory issues and to make recommendations, where appropriate, on significant matters in respect of environmental and health and safety matters to the Board.

        The Committee is comprised of three independent directors (P.A. Crossgrove, R.M. Franklin and J.B. Harvey) and one non-independent director (C.W.D. Birchall). There were five meetings of the Environmental, Health and Safety Committee during 2007, as well as a site visit to the Cortez Hills mine site in Nevada. All of the members of the Committee attended all of the meetings held in 2007.

  Finance Committee

        The purpose of the Finance Committee is to assist the Board in monitoring and reviewing the financial structure and investment and financial risk management programs of the Company generally and to make recommendations to the Board of Directors in respect of such matters as appropriate.

        The Finance Committee is comprised of three non-independent directors (C.W.D. Birchall, A. Munk and G.C. Wilkins) and one independent director (J.W. Crow). The fact that a majority of the members are not independent is balanced by the fact that the recommendations of the Committee are considered by the full Board of Directors. There were four meetings of the Finance Committee during 2007. All of the members of the Committee attended all of the meetings held in 2007.

Corporate Governance Guidelines

        The Board of Directors has adopted a set of Corporate Governance Guidelines to promote the effective functioning of the Board and its Committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish: minimum attendance requirements for directors; minimum share ownership requirements for directors (Barrick Common Shares and/or Deferred Share Units having a value of at least $250,000 to be achieved within a five-year period); and a retirement age for directors of 70 years (with directors serving on the Board as at January 1, 2003 being exempt). In addition to the retirement age, directors are required to tender their resignation for consideration by the Corporate Governance and Nominating Committee and the Board upon the occurrence of certain events such as a failure to meet minimum attendance requirements, a change in principal occupation or country of residence, or any other change in personal or professional circumstances that might reasonably be perceived as adversely affecting the director's ability to effectively serve as a director of Barrick. A copy of the Corporate Governance Guidelines is posted on Barrick's website at www.barrick.com and a shareholder may request a printed copy.

        Barrick's Corporate Governance Guidelines require that directors make every effort to attend the annual meeting of shareholders. 15 of 15 directors attended the 2007 annual meeting.

Code of Business Conduct and Ethics

        Barrick has adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees of Barrick. The Code addresses, among other things: conflicts of interest; compliance with laws and regulations; financial controls and records; corporate opportunities; protection and proper use of Company assets; confidentiality; and fair dealing. In conjunction with the adoption of the Code, Barrick has established a toll-free compliance hotline to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters.

        Any waivers of the Code of Business Conduct and Ethics may generally only be granted by the Chief Executive Officer or the General Counsel. However, any waiver of the Code for directors or executive officers, may only be granted by the Board of Directors or a Committee of the Board and will be disclosed to shareholders as required by applicable laws. No waivers of the Code have been granted.

        The Code of Business Conduct and Ethics was developed in consultation with the Corporate Governance and Nominating Committee. The Audit Committee exercises oversight with respect to the Code and receives periodic reports from management with respect to any reports of alleged violations of the Code. Supervisory and administrative employees are required to complete an annual certification confirming that they understand and agree to abide by the requirements of the Code, that they are in compliance with the requirements of the Code and that they are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

        A copy of the Code of Business Conduct and Ethics is posted on Barrick's website at www.barrick.com and a shareholder may request a printed copy.

Shareholder Communications

        Barrick has procedures in place to provide for effective communications with its shareholders. Barrick's management includes an investor relations department with individuals experienced in, and dedicated to, working closely with members of the investment community, institutional investors and individual shareholders, and the Company has procedures in place to obtain and appropriately deal with feedback from its shareholders. In addition, the Company has adopted a Disclosure Policy that confirms its commitment to providing timely, factual and accurate disclosure of material information about the Company to its shareholders, the financial community and the public.

        Shareholders may communicate directly with the Lead Director or the Chairman of the Corporate Governance and Nominating Committee by sending correspondence, marked to the attention of the Lead Director or the Chairman of the Corporate Governance and Nominating Committee, care of the Secretary at the address of the Company set out at the beginning of this Circular.

International Advisory Board

        As Barrick's activities expanded internationally, the Board of Directors determined in 1995 that the Company would benefit from the participation of certain additional senior members of the global business and political communities. Barrick has established an International Advisory Board to provide advice as required to the Board of Directors and management on geo-political and other strategic issues affecting the Company. The International Advisory Board meets approximately once per year and its members make themselves available regularly for consultation and assistance with specific matters.

EXECUTIVE COMPENSATION

Composition and Role of the Compensation Committee

        The members of the Compensation Committee are P.C. Godsoe, M.A. Cohen and J.B. Harvey. None of the members of the Compensation Committee is or formerly was an officer or employee of Barrick or its subsidiaries, and each member of the Committee meets the Board's independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101. J.L. Rotman was a member of the Committee until his retirement from the Board of Directors on May 2, 2007.

        The Compensation Committee is responsible for, among other things:

  •
  Reviewing and making recommendations to the Board of Directors with respect to Barrick's compensation policies and practices;

  •
  Reviewing and making recommendations to the Board of Directors with respect to the compensation of the Chairman and of the Chief Executive Officer, including the determination of the number of options and shares to be granted;

  •
  Reviewing and approving the compensation of other senior executive officers as recommended by the Chief Executive Officer including the determination of the number of options and shares to be granted;

  •
  Reviewing and making recommendations to the Board relating to succession planning with respect to the Chief Executive Officer and other senior executives;

  •
  Overseeing and approving awards under Barrick's stock option, restricted share unit, and directors' deferred share unit plans;

  •
  Reviewing and approving corporate and individual performance goals of the Chief Executive Officer and other senior executive officers at the beginning of each year as recommended by the Chief Executive Officer; and

  •
  Assessing the achievement of corporate and individual performance goals of the Chief Executive Officer and other senior executive officers at the end of each year.

        The Compensation Committee bases its recommendations on Barrick's established policies and on the performance of the individual and of the Company. The Chief Executive Officer provides input to the Compensation Committee with respect to the compensation of his direct reports, including the number of stock options and restricted share units to be awarded. The Chief Executive Officer also recommends corporate and individual performance goals to the Compensation Committee at the start of the year. He then provides input for the Compensation Committee to consider regarding the achievement of those goals at the end of the year as well as recommended compensation awards for his direct reports based on the level of achievement.

Report on Executive Compensation

  Compensation Philosophy and Objectives

        Barrick's fundamental goal is to create value for shareholders. In serving this goal the compensation program is designed around the following objectives:

  •
  Align the interests of executive officers with the short and long-term interests of shareholders;

  •
  Link executive compensation to the performance of the Company and the individual;

  •
  Leverage performance through emphasis on variable compensation to reinforce key business imperatives and strategy;

  •
  Reinforce the key elements of the Company's strategy and align the executive team with the strategy; and

  •
  Compensate executive officers at a level and in a manner that ensures Barrick is capable of attracting, motivating and retaining individuals with exceptional skills

        The Company seeks to achieve the objectives of the compensation program through three key compensation elements for its executive officers: (1) base salary, (2) annual performance bonus, and (3) long-term incentives (LTI) consisting of stock options and restricted share units (RSUs). Because Barrick's success is ultimately dependent on a balanced focus between shorter-term financial and operational results and longer-term investments in both mines and the organization, the Company generally intends to deliver approximately 50%-55% of target total direct compensation (base salary plus target annual performance bonus plus targeted LTI) to executive officers in the form of long-term incentives. LTI also plays a critical role in retaining the Company's executive team given that competition is currently intense in this tight market for mining talent. Additionally, about 70%-80% of the target total direct compensation the Company provides to executive officers is performance-based. This ties total direct compensation to critical business imperatives and company performance.

        The Company also provides an Executive Retirement Plan to its executive officers in addition to other benefits and perquisites as discussed below under "— Executive Retirement Plan" and "— Other Benefits and Perquisites". It is our intention to provide a total remuneration package (base salary plus annual performance bonus plus LTI plus Retirement Plan) to executive officers that is targeted at the median of the Company's peer group when goals are achieved, while providing opportunities for top quartile pay for superior performance by both the individual executive and the Company.

        For the Named Executive Officers, Barrick's peer group is its primary source of competitive compensation practices and levels. During 2006, the Committee's compensation consultant (see "Compensation Consultant Advice"), Semler Brossy, reviewed Barrick's peer group to ensure that it remained appropriate and reflective of the companies with which Barrick competes for talent or capital. The criteria for the review were selected to ensure that peers were similar to Barrick in size, scope, and complexity of operations. These criteria included:

  •
  Gold and/or diversified metals mining companies with a concentration in exploration, development, and mining/production;

  •
  Market capitalization ranging from one-third to three times that of Barrick; and

  •
  Global reach beyond a company's home country with operations, in most cases, in several countries and at least two other continents.

        Under these criteria, the peers in 2007 largely remained the same as in 2006, with the exclusion of Inco Ltd. as it was acquired by Companhia Vale do Rio Doce in 2006. The resulting ten companies are:

Alcan Inc.	Newmont Mining Corp.
Anglo American plc	Phelps Dodge Corp.
BHP Billiton plc	Rio Tinto plc
Freeport-McMoRan Copper & Gold, Inc.	Teck Cominco Limited
Goldcorp Inc.	Xstrata plc

        Phelps Dodge was acquired by Freeport-McMoRan Copper & Gold during 2007 and, therefore, will not be included in the peer group in 2008.

        In 2007, for purposes of assessing total remuneration levels and competitive pay practices and structure for Named Executive Officers, Semler Brossy reviewed compensation data from all ten peer companies, relying more heavily on North American-based mining peer companies, since there can be significant differences in compensation practices across countries. For example, in the United Kingdom, retirement benefits are much more prominent in the compensation packages than they are in the United States. The peer group reflects the fact that although Barrick competes with other gold companies for such things as shareholders, capital, and mineral properties, Barrick competes with the broader mining industry for experienced executives.

Components of Executive Compensation

  Base Salary

        Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in the attraction and retention of highly qualified executives. Base salaries are reviewed annually to ensure they reflect the individual's expertise and performance in fulfilling his or her role and responsibilities and remain externally competitive. The Chief Executive Officer received a 2007 salary increase of 13%. See "— Compensation of the Chief Executive Officer" below. The other Named Executive Officers received 2007 salary increases ranging from 10% to 22%. Salaries for Named Executive Officers are paid in Canadian dollars and translated to U.S. dollars for reporting purposes in the Summary Compensation Table at the prevailing exchange rate each year; however, the year over year salary increases are calculated in Canadian dollars. The increases reflect and are aligned with the Company's compensation philosophy and competitive market practice and were intended to help secure the services of the senior executive team in the currently highly competitive market for mining talent. The 2008 salary increases for Named Executive Officers were smaller. The Chief Executive Officer received no increase while the increases for other Named Executive Officers ranged from 3% to 6%.

  Annual Performance Bonus

        The annual performance bonus is a short-term variable element of compensation comprising approximately 20% of targeted total direct compensation. The bonus is intended to link pay to annual performance that will drive shareholder value. In 2007, the link to performance was attained by rewarding executives approximately 50% for the achievement of specific financial, operating and other corporate goals and 50% for the achievement of their individual objectives for the year.

        Ultimately, Barrick's performance objective is to increase share price. With that in mind, Barrick relies on a number of measures that support this objective to determine the annual performance bonus. Share price is driven by financial results (earnings per share, operating cash flow per share and net asset value per share) which are in turn driven by key operating measures (gold and copper production and total cash cost) that are assessed during the performance review. These financial and operating goals are, in the long-term, driven by strategic imperatives such as mine development, cost management/supply initiatives, reserve performance, corporate development and organizational performance. Annual milestones based on these business imperatives are also assessed during the performance review. Barrick also has a strong commitment to the environment, health and safety, and community relations. Therefore, measures such as environmental protection and regulatory compliance, building the Barrick safety culture and the effectiveness of community and government relations are also assessed during the performance review.

        While the Committee does approve objective corporate and individual goals in addition to more subjective qualitative and strategic goals, the determination of performance ratings and final payouts for all goals is based on a subjective assessment of performance relative to those goals and requires considerable discretion. Financial results are heavily determined by the price of gold and key inputs into the production process (e.g., energy prices) that are not totally under management's control. Furthermore, while the Committee considers peer performance in its assessment, due to consolidation in the industry, few peers are primarily gold producers. Many of the peers that are primarily gold producers are either much smaller producers or have not implemented an aggressive growth strategy such as Barrick has, and therefore are not entirely comparable for performance purposes. The results of other mining companies are also often not comparable because they are subject to different commodity price cycles. Therefore, rather than follow a strictly formulaic approach, performance ratings are determined based on a holistic review of performance, particularly to the extent management could exercise control over the results. With this type of subjective and holistic assessment, there is not a way to quantify the relative weightings assigned to each factor.

        For 2008, the annual performance bonus plan will be modified to incorporate more structure around specific metric categories with weightings. In addition, the Committee intends to provide greater emphasis on corporate measures. Individual measures will continue to reflect specific individuals' responsibilities derived from corporate goals. For the Chief Executive Officer and the other Named Executive Officers, the weightings on corporate versus individual in 2008 are expected to be 70% corporate / 30% individual.

        Target bonuses are set at 100% of base salary for the Chief Executive Officer and 75% of base salary for the other Named Executive Officers, which is consistent with competitive bonus opportunities. When performance ratings of "meets expectations" are awarded (for both individual objectives and corporate goals), executives earn 100% of their targeted bonus. Consistent with the Company's philosophy of paying for performance, the Committee incorporated significant differentiation of actual awards for both Company and individual performance. These awards could range from 0% of target for poor performance to 200% of target for superior performance. However, the Committee may use its discretion to provide for larger awards under special circumstances, although no such actions were taken in 2007. Actual awards may exceed or fall short of the respective target payouts based on performance outcomes.

        Based on 2007 performance as described below, the four Named Executive Officers other than the Chief Executive Officer received actual bonuses that ranged from 151% to 196% of targeted awards (as actually paid out to Named Executive Officers in Canadian dollars and calculated as a percentage of targeted awards in Canadian dollars). For a discussion of the bonus awarded to Mr. Wilkins, see "— Compensation of the Chief Executive Officer" below.

  Review of 2007 Performance

        2007 was a successful year for Barrick and its shareholders as Barrick delivered on its objectives including:

  •
  Delivering results at our operating and development sites;

  •
  Share price performance;

  •
  Reinforcing environmental, health, safety and sustainability;

  •
  Strengthening the organization; and

  •
  Growing the business.

        Highlights for 2007 based on Company performance are summarized below:

        During 2007

  •
  Barrick reported record adjusted net income from continuing operations of $1.73 billion ($2.00 per share), an 11% increase from 2006 adjusted net income of $1.56 billion ($1.86 per share).(1)

  •
  Barrick met its original production and total cash costs guidance for both gold and copper, in an environment of rising costs, including energy and gold related costs (e.g., royalties), unlike several of our gold peers who were required to adjust production and/or cash cost guidance.

  •
  Barrick produced 8.1 million ounces of gold at an average total cash cost per ounce of $350 and 402 million pounds of copper at an average total cash cost per pound of $0.83.(2)

  •
  Share price increased by 37% from January 1, 2007 to December 31, 2007. This percentage growth exceeded that of Newmont, Goldcorp, Gold Fields, AngloGold Ashanti, the streetTRACKS ETF, the S&P 500 Index and the Philadelphia Gold & Silver Index (XAU) during the same period.

  •
  Barrick continued to grow its business by advancing projects in its exploration and development pipeline. The Company had proven and probable gold mineral reserves of 124.6 million ounces,(3) based on a $575-per-ounce gold price, at December 31, 2007. Measured and indicated gold mineral resources grew 45% to 50.6 million ounces, based on a $650-per-ounce gold price at December 31, 2007.

  Long Term Incentives

        Long term incentives (LTI) are annual performance-based grants consisting of stock options and restricted share units (RSUs). The awards are intended to align executive interests with those of shareholders by tying compensation to share price performance and to aid in retention through vesting schedules. Currently, 36 officers of the Company are annually eligible to receive LTI awards comprised of stock options and RSUs, and approximately 1,600 senior managers globally are eligible to receive RSUs.

        LTI awards are targeted at the median of the peer group, but recipients may earn a greater or lesser value based on their annual performance and the annual performance of the Company. Using the same measures and performance review process discussed in "— Annual Performance Bonus" to determine the size of the awards, executive officers may be granted awards that are 100% to 150% of their targeted LTI awards for performance at targeted levels to superior performance, although the Committee does have the ability to use its discretion to provide for larger awards under special circumstances. Awards are generally not granted for performance below targeted levels. In determining whether an LTI award will be granted and the value of any award, the Committee considers the amount and terms of outstanding LTI awards.

        Barrick provides half of the value of the LTI award in RSUs and the other half in stock options. While both options and RSUs are tied to share price, the incentive and retentive value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors. Unlike stock options, RSUs continue to provide an incentive for executives to remain with

(1)
Adjusted net income from continuing operations is an operating performance measure with no standardized meaning under GAAP. For further information, see page 69 of the Company's Financial Report 2007.

(2)
Total cash costs is defined as cost of sales divided by ounces of gold sold or pounds of copper sold. Total cash costs exclude amortization expense and inventory purchase accounting adjustments. For further information on this performance measure, see pages 71 to 73 of the Company's Financial Report 2007.

(3)
Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Pueblo Viejo is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144 of Barrick's Financial Report 2007.

Barrick during such periods, while continuing to tie compensation to share price performance, since the value of the RSU increases or decreases with the share price.

        LTI awards are generally granted annually in December in conjunction with the last Board of Directors meeting of the fiscal year. At this meeting, Company and individual officer performance are assessed against the same measures used in the annual performance bonus plan resulting in the determination of both the annual performance bonus award and LTI award.

        Based on 2007 performance as discussed in "— Annual Performance Bonus," the Named Executive Officers received LTI grants that ranged from 110% to 147% of their targeted LTI grant.

  Stock Options

        Stock option grants to executives play an important role in building shareholder value since they are directly linked to increases in the wealth of shareholders. In 2007, the number of options granted was determined by: 1) establishing an option pool for all employees receiving options (including the Named Executive Officers) using the aggregate value of the LTI awards allocated to options divided by a fair value determined by a lattice model including expected forfeitures for the group; and, 2) allocating the number of options to each option recipient in accordance with his or her proportion of the option pool. The value of options disclosed in the Summary Compensation Table for the Named Executive Officers in 2007 is shown without the impact of expected forfeitures, as expected forfeitures are by nature for a population of grant recipients, and not representative of the value provided from options to each Named Executive Officer.

        Stock options are granted with an exercise price at not less than the closing price of the Barrick Common Shares on the trading day immediately prior to the date of grant and vest over four years. A four-year vesting period is commensurate with competitive practice and aids in retention of key personnel. Options expire seven years from the date of grant. They are not transferable, and repricing of options is expressly prohibited.

  Restricted Share Units

        In lieu of granting actual shares, a specific number of RSUs that each have a value equal to one Barrick Common Share is granted. The number of units is determined by dividing the value of the LTI award allocated to RSUs by the closing price of Barrick's Common Shares on the business day immediately prior to the date of grant. RSUs vest and will be paid out in cash on the third anniversary of the date of grant, with each RSU having a value equal to the then current market price of one Barrick Common Share. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares.

  Executive Retirement Plan

        Consistent with competitive practice, Barrick provides a Retirement Plan for Designated Executives and Designated U.S. Executives of Barrick Gold Corporation ("Executive Retirement Plan") to help attract and retain a highly qualified executive team. The Executive Retirement Plan is a defined contribution cash balance plan providing supplemental retirement benefits to selected executives. The Executive Retirement Plan covers all officers of the Company except Mr. Peter Munk, the Chairman, and Mr. Birchall, the Vice-Chairman. Currently, 35 officers of the Company, including all of the Named Executive Officers, participate in the Executive Retirement Plan. For a detailed discussion of the plan details and mechanics, see "Retirement Plan Benefits" on page 31.

  Other Benefits and Perquisites

        Barrick provides competitive benefits and perquisites to executives to aid in the attraction and retention of highly qualified executives. Benefits include life insurance, medical and dental benefits, as well as disability coverage. Perquisites include automobile and parking benefits and financial counseling.

  Compensation of the Chief Executive Officer

        The components of total compensation for the Chief Executive Officer are the same as those which apply to other senior executive officers of Barrick, namely, annual salary and performance bonus, and long-term incentives. Gregory C. Wilkins has served as President and Chief Executive Officer since February 12, 2003. On March 27, 2008, Mr. Wilkins commenced a medical leave of absence, during which time, Mr. Peter Munk, the Chairman and Founder of Barrick, has been appointed as the acting Chief Executive Officer.

        Consistent with the Company's philosophy of targeting salaries and performance bonuses for the Company's executive officers at median levels of executives in Barrick's peer group, Mr. Wilkins' annual salary is intended to reflect annual salaries paid to the chief executive officers in the peer comparison group identified under "— Compensation Philosophy and Objectives". During 2007, Mr. Wilkins was paid a salary of $1,480,275. In determining his compensation, the Committee gave equal weight to Company and individual performance. In December 2007, the Committee reviewed Mr. Wilkins' performance, taking into consideration his leadership role in strategy implementation, operating and financial performance, project development and organizational development of the Company, a summary of which is provided under "— Review of 2007 Performance" above. This assessment resulted in the Committee awarding Mr. Wilkins a performance bonus of $2,114,812 (143% of his 2007 target bonus as actually paid out in Canadian dollars and calculated as a percentage of targeted awards in Canadian dollars) in recognition of the Company's performance and his performance during 2007. Mr. Wilkins' salary was not increased in 2008. In addition, on December 4, 2007, Mr. Wilkins was granted a LTI award of 216,569 stock options and 56,568 restricted share units (119% of his targeted LTI grant). The stock options were granted at an exercise price of $41.08, the closing price on the New York Stock Exchange on the date immediately preceding the date of grant. In assessing the appropriate LTI award level for Mr. Wilkins, the Committee considered the objectives of the Company's long-term incentive plans and competitive LTI levels. Mr. Wilkins' total compensation in 2007, including total cash compensation, equity compensation and amounts accrued under the Retirement Plan was $9,618,478.

  Change in Control Arrangements

        In March 2004, Barrick entered into change-in-control agreements with Messrs. Kinver, Davidson, Garver, and Sokalsky (each a "Covered Executive") in order to induce them to remain employed by the Company in the event of a change in control (as defined in the agreements). In the event of a change in control, Barrick has agreed with each of the Covered Executives that if his employment is terminated by the Company (other than for cause, disability or retirement) or the Covered Executive terminates his employment for good reason at any time within one year following the change in control, such individual will be entitled to receive, among other things:

  •
  Three times his annual salary based upon the greater of (a) the salary paid to the Covered Executive for the fiscal year next preceding the fiscal year during which the change in control occurs; and (b) the salary which would have been payable to the Covered Executive (based upon the agreed salary rate in effect immediately preceding the change in control) for the 12 months immediately following the change in control (in addition to any unpaid salary already earned);

  •
  Three times an amount equal to the greater of (a) the agreed yearly target bonus (if any) which is payable to the Covered Executive immediately prior to the change in control; and (b) the average of the yearly bonus amounts paid or payable to the Covered Executive over the last three completed fiscal years next preceding the change in control;

  •
  Three times the amount that would have been credited to the Covered Executive's benefit under the Retirement Plan during the year (in addition to the amounts already accrued in the Retirement Plan);

  •
  Immediate vesting of all unvested stock options, and options will remain exercisable for the lesser of three years or their remaining term to expiry;

  •
  Immediate vesting of all of RSUs pursuant to the Restricted Share Unit Plan;

  •
  Job relocation counseling services for up to 18 months after termination;

  •
  The continuation of all life insurance, medical, dental, health, and accident and disability plans until the earlier of three years after termination, the Covered Executive's normal retirement date, or the Covered Executive's commencement of full time employment with a new employer;

  •
  The continued use of the automobile benefit until three years after termination; and

  •
  Gross-up payments for tax purposes.

        "Good reason" is included as a trigger to protect the employee from any potential capricious actions by the future employer. "Good reason" means the occurrence, after a change in control, of any of the following events without the Covered Executive's written consent:

  •
  The assignment to the Covered Executive of any duties inconsistent in any respect with the Covered Executive's position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities with the Company from that which existed immediately prior to such change in control, or in the salary, yearly bonus or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the Covered Executive, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the Covered Executive and, with respect to the Covered Executive's yearly bonus, excluding any diminution in the Covered Executive's yearly bonus that (A) was determined in accordance with and using the same policies and practices that were used to determine the Covered Executive's yearly bonus in the fiscal year next preceding the fiscal year in which the change in control occurs, and (B) does not represent a reduction of greater than 10% of the yearly bonus of the Covered Executive;

  •
  Any failure by the Company to comply with any other terms of the Covered Executive's employment as in effect immediately prior to such change in control such as salary or bonus review, allowable activities and vacation, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the Covered Executive;

  •
  The Company requiring the Covered Executive (A) to be based at any office or location other than (1) in the Greater Toronto Area or (2) at any other office or location previously agreed to in writing by the Covered Executive, or (B) to travel on business to an extent substantially greater than the travel obligations of the Covered Executive immediately prior to the change in control; or

  •
  Any other purported termination by the Company of the Covered Executive's employment other than for cause.

        These payments and benefits, as well as the triggering events under a change in control, were determined based largely on typical competitive practice for senior executives. In exchange for these benefits, the agreement requires the Covered Executives to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

        Also in March 2004, Barrick entered into a change in control agreement with Mr. Wilkins. In the event of a change in control (as defined in the agreement), Barrick has agreed with Mr. Wilkins that if his employment is terminated by the Company (other than for cause, disability or retirement) or Mr. Wilkins terminates his employment with or without good reason (as defined in the agreement) at any time within one year he will be entitled to receive the same change in control compensation benefits as outlined above for Messrs. Davidson, Garver, Kinver and Sokalsky. Mr. Wilkins' change in control agreement also provides that in the event he intends to terminate his employment with the Company other than for good reason, he will agree to remain as President and Chief Executive Officer for a period of up to six months beyond his intended resignation date if so requested by the Board of Directors.

        Additionally, certain other officers and certain members of management of the Company are participants in a Change of Control Severance Plan, which provides for severance benefits, including severance payments calculated with reference to various factors such as seniority and length of service with the Company in the event of a termination of employment following a change in control (as defined in the plan).

  Share Ownership Expectation

        Barrick requires its Named Executive Officers to own a minimum amount of Barrick Common Shares to further align the interests of executives with those of shareholders, as outlined below. The executive officers are required to hold Barrick Common Shares equivalent to the relevant multiple of their 2003 pre-tax salary by 2008. Required and actual share ownership is outlined below for the CEO and the Named Executive Officers. Executives may designate unvested RSUs such that they will count towards this total until vesting. As of December 31, 2007, each of the Chief Executive Officer and the other Named Executive Officers had met his share ownership expectation.

	Share Ownership Requirement		Actual Share Ownership of Named Executive Officers at December 31, 2007(1)			Ownership Multiple of 2003 Pre-Tax Salary(2)
Named Executive Officer	Title	Ownership Multiple of 2003 Pre- Tax Salary	Directly Held Shares	RSUs Subject to Vesting	Total Ownership	Based on Directly Held Shares Only	Based on Total Ownership
Gregory C. Wilkins	President and Chief Executive Officer	3	$2,008,300	$8,192,976	$10,201,276	2.6	13.0
Peter J. Kinver	Executive Vice President and Chief Operating Officer	2	Nil	$4,274,846	$4,274,846	Nil	11.2
Alexander J. Davidson	Executive Vice President, Exploration and Corporate Development	1	Nil	$3,875,554	$3,875,554	Nil	12.1
Patrick J. Garver	Executive Vice President and General Counsel	1	Nil	$3,488,185	$3,488,185	Nil	8.9
Jamie C. Sokalsky	Executive Vice President and Chief Financial Officer	1	Nil	$3,329,592	$3,329,592	Nil	8.5

(1)
Based on the closing price on the Toronto Stock Exchange of the Barrick Common Shares as at December 31, 2007, converted to U.S.$42.28 using the Bank of Canada noon rate on that day.

  Compensation Consultant Advice

        During 2007, the Committee engaged an outside consulting firm, Semler Brossy Consulting Group LLC, to provide information in support of the annual compensation review of the Chief Executive Officer and other senior management. Semler Brossy provided analysis of market trends and practices with respect to executive pay levels and pay program design, recommendations for peer group composition, data on total compensation offered for similar executive positions in Barrick's peer group, and guidance on compensation plan design. The decisions made by the Committee are the responsibility of the Committee and may reflect factors and considerations other than information and recommendations provided by Semler Brossy.

        In the 2007 fiscal year, Semler Brossy's fees as the Compensation Committee's consultant totaled $321,200. The Company also paid Semler Brossy $94,500 during 2007 for services rendered in connection with annual and long-term incentive program design for managers to ensure that such programs are consistent with those for senior management.

        The foregoing report is submitted by the Compensation Committee of the Board of Directors:

  Peter C. Godsoe (Chairman)
  Marshall A. Cohen
  J. Brett Harvey

PERFORMANCE GRAPHS

        The following graph compares the total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange on December 31, 2002 with the cumulative total return of the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) and the S&P/TSX Composite Index for the five most recently completed financial years.

        The total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange was Cdn$179.59 as compared with Cdn$158.94 for the S&P/TSX Global Gold Index and Cdn$232.20 for the S&P/TSX Composite Index.

Cumulative Value of CDN $100 Investment
from December 31, 2002 to December 31, 2007

(1)
Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

        The following graph compares the total cumulative shareholder return for US$100 invested in Barrick Common Shares on the New York Stock Exchange on December 31, 2002 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index and the S&P 500 Index for the five most recently completed financial years. The total cumulative shareholder return for US$100 invested in Barrick Common Shares on the New York Stock Exchange was US$285.70 as compared with US$240.01 for the PHLX Gold & Silver Sector (XAU) Index and US$182.84 for the S&P 500 Index.

Cumulative Value of US $100 Investment
from December 31, 2002 to December 31, 2007

(1)
Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index and the PHLX Gold & Silver Sector (XAU) Index are total return indices, and they include dividends reinvested.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

        The table below provides compensation information for the three financial years ended December 31, 2007 for the Chief Executive Officer and Chief Financial Officer and the three other most highly compensated executive officers of Barrick (collectively referred to as the "Named Executive Officers") measured by base salary and cash bonus during the financial year ended December 31, 2007. Compensation, which is paid in Canadian dollars, is reported in U.S. dollars. Salary increases discussed in the "— Base Salary" section of the "— Report on Executive Compensation" are calculated in Canadian dollars because the Named Executive Officers are paid in Canadian dollars, and conversions to U.S. dollars may vary significantly from year to year based on the different exchange rates for each year.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary(1)	Bonus(1)	Other Annual Compensation(1)(2)	Securities Under Options Granted(3) ($)/(#)	Current Year Awards Restricted Share Units(4)	LTIP Payouts(1)(5)	All Other Compensation(6)	Total Compensation(7)
Gregory C. Wilkins President and Chief Executive Officer	2007 2006 2005	$1,480,275 1,237,104 1,072,961	$2,114,812 3,005,908 1,510,399	$102,299 41,738 38,896	$2,904,190/216,569 1,785,221/185,767 609,750/75,000	$2,323,798 2,650,000 1,302,417	$1,696,633 Nil Nil	$693,104 707,681 429,891	$9,618,478 9,427,652 4,964,314
Peter J. Kinver Executive Vice President and Chief Operating Officer	2007 2006 2005	835,504 699,233 590,129	1,151,842 1,059,871 755,200	72,648 53,037 50,908	1,423,767/106,172 862,959/89,788 406,500/50,000	1,139,228 1,297,500 801,483	678,654 108,863 Nil	368,023 296,294 218,067	4,991,012 4,268,894 2,822,287
Alexander J. Davidson Executive Vice President, Exploration and Corporate Development	2007 2006 2005	792,706 617,230 536,893	1,163,007 1,062,517 614,889	64,886 49,201 41,069	1,310,425/97,720 862,863/89,788 1,422,000/200,000	1,048,543 1,297,500 610,134	508,990 587,829 Nil	374,157 299,614 207,312	4,753,724 4,188,925 3,432,297
Patrick J. Garver Executive Vice President and General Counsel	2007 2006 2005	745,255 639,273 569,495	845,739 865,003 643,777	29,135 22,559 19,376	1,058,974/78,969 684,338/71,211 406,500/50,000	847,336 1,132,500 642,187	593,841 718,465 Nil	323,836 281,005 223,662	3,850,275 3,624,678 2,504,997
Jamie C. Sokalsky Executive Vice President and Chief Financial Officer	2007 2006 2005	671,753 577,550 513,371	846,669 780,354 580,224	43,851 37,340 28,182	1,037,719/77,384 654,585/68,115 406,500/50,000	830,333 1,105,000 578,081	508,990 544,284 Nil	303,874 251,304 199,269	3,734,199 3,406,133 2,305,627

(1)
The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year. The annual average rates reported by the Bank of Canada are: 2007 — 1.0748, 2006 — 1.1341, and 2005 — 1.2116.

(2)
In past years, consistent with applicable Ontario securities law, Barrick has not disclosed Named Executive Officers' perquisites and other personal benefits if the total amounts did not exceed the lesser of Cdn$50,000 and 10% of the total annual salary and bonus for that year. However, this year Barrick is reporting all perquisites and other personal benefits of the Named Executive Officers, including those that are below the minimum level that requires reporting, for 2007, 2006 and 2005. The perquisites and other personal benefits for each Named Executive Officer in the relevant years are as follows:

	Year	Car Lease	Executive Long-Term Disability Plan Premium	Financial Counseling	Parking
G. C. Wilkins	2007 2006 2005	$26,361 22,417 20,983	$71,718 15,478 14,488	Nil Nil Nil	$4,220 3,843 3,425
P. J. Kinver	2007 2006 2005	23,268 20,712 19,387	30,611 14,817 13,869	$11,851 11,198 12,036	6,918 6,310 5,616
A. J. Davidson	2007 2006 2005	15,415 14,609 13,674	32,365 18,691 11,769	12,886 12,058 12,201	4,220 3,843 3,425
P. J. Garver	2007 2006 2005	22,217 16,249 13,764	Nil Nil Nil	Nil Nil Nil	6,918 6,310 5,612
J. C. Sokalsky	2007 2006 2005	20,449 19,235 15,460	16,484 12,010 9,297	Nil Nil Nil	6,918 6,095 3,425

(3)
The figures shown in this column reflect the number of options granted to Named Executive Officers and their fair value, as of the grant date, for each of 2007, 2006, and 2005. The fair value of each option is an estimate calculated by Barrick using the lattice option pricing model as calculated by an external consulting firm, Towers Perrin. Barrick's model may not be identical to the model used by other companies as it is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. For the most recent option grant on December 4, 2007, the key Lattice assumptions were a risk-free interest rate of 3.22% — 3.89%, a dividend yield of 0.9%, share price volatility of 34% — 38%, an expected term of 5.0 years, and no risk of forfeiture. Using these assumptions, the Lattice value of the options granted to the Named Executive Officers on December 4, 2007 is approximately U.S.$13.41 per option.

(4)
Amounts shown represent the value of restricted share units ("RSUs") granted for the specified fiscal years. In 2007 and 2006, these amounts are reported in U.S. dollars as approved by the Compensation Committee. For the purpose of presenting the value of current year awards of restricted share units in 2005, the rate of exchange used to convert Canadian dollars to U.S. dollars is the Bank of Canada noon rate on the applicable grant date. RSUs in respect of fiscal 2007 were awarded on December 4, 2007. As at December 31, 2007, the aggregate number and value of RSUs held by the Named Executive Officers were as follows: G.C. Wilkins — $8,192,976, consisting of 193,779 RSUs; P.J. Kinver — $4,274,846 consisting of 101,108 RSUs; A.J. Davidson — $3,875,554, consisting of 91,664 RSUs; P.J. Garver — $3,488,185, consisting of 82,502 RSUs; and J.C. Sokalsky — $3,329,592, consisting of 78,751 RSUs. The value of RSUs held as of December 31, 2007 is based on the closing price on the Toronto Stock Exchange of the Barrick Common Shares as at December 31, 2007, which was Cdn.$41.78, converted to U.S. $42.28 using the Bank of Canada noon rate as of that day (US$1.00 = Cdn$0.9881). RSUs vest and become payable on the third anniversary of the date of grant. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares.

(5)
The amounts in 2007 are payouts of RSUs to Named Executive Officers that were granted in 2004. The amounts for 2006 for Messrs. Kinver, Garver, Davidson and Sokalsky are payouts of RSUs that were granted to these officers in 2003.

(6)
Amounts include amounts accrued pursuant to the Executive Retirement Plan (see "Retirement Plan Benefits" on page 31) and the dollar value of dividend equivalents credited in respect of RSUs during 2007 as follows:

	Year	Amounts Accrued Pursuant to the Executive Retirement Plan	Dollar value of Dividend Equivalents Credited in Respect of RSUs
G. C. Wilkins	2007 2006 2005	$622,758 685,980 419,105	$70,346 21,701 10,786
P. J. Kinver	2007 2006 2005	332,741 284,355 212,924	35,282 11,939 5,143
A. J. Davidson	2007 2006 2005	343,404 286,797 199,500	30,753 12,817 7,812
P. J. Garver	2007 2006 2005	293,863 266,414 214,266	29,973 14,591 9,396
J. C. Sokalsky	2007 2006 2005	276,058 239,091 191,791	27,816 12,213 7,478
(7)
Total compensation includes salary, bonus, other annual compensation, securities under options granted, current year awards restricted share units, and other compensation. Total compensation excludes the LTIP payouts, which are payouts of restricted share units that were previously granted and reported in the year of their grant under "Current Year Restricted Share Units."

        The following table provides information on restricted share units granted in 2007 to the Named Executive Officers.

Long-Term Incentive Awards Granted During Financial Year Ended December 31, 2007(1)

Name	Number of Restricted Share Units	Maturity or Payout Date
Gregory C. Wilkins	56,568	December 4, 2010
Peter J. Kinver	27,732	December 4, 2010
Alexander J. Davidson	25,525	December 4, 2010
Patrick J. Garver	20,627	December 4, 2010
Jamie C. Sokalsky	20,213	December 4, 2010

(1)
Each restricted share unit ("RSU") has a value equal to one Barrick Common Share. RSUs vest and will be paid out in cash on the third anniversary of the date of grant, with each RSU having a value equal to the then current market price of one Barrick Common Share. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares.

OPTIONS OF NAMED EXECUTIVE OFFICERS

        The following table provides information on the stock options granted in 2007 to the Named Executive Officers.

Option Grants During Financial Year Ended December 31, 2007(1)

Name	Common Shares under Options Granted	% of Total Options Granted to Employees in 2007	Exercise or Base Price ($/Share)	Market Value of Common Shares Underlying Options on the Date of Grant ($/Share)	Expiration Date
Gregory C. Wilkins	216,569	15.9%	$41.08	$40.46	December 3, 2014
Peter J. Kinver	106,172	7.8%	41.08	40.46	December 3, 2014
Alexander J. Davidson	97,720	7.2%	41.08	40.46	December 3, 2014
Patrick J. Garver	78,969	5.8%	41.08	40.46	December 3, 2014
Jamie C. Sokalsky	77,384	5.7%	41.08	40.46	December 3, 2014

(1)
The options were granted on December 4, 2007. All option grants were made under the Stock Option Plan (2004). Options vest and become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the date of grant. Options were granted at an exercise price equal to the closing price on the New York Stock Exchange on the date immediately preceding the date of grant. Each option expires seven years after the date of its grant. The market value of the common shares underlying options on the date of grant is based on the closing price on the New York Stock Exchange on the date of grant.

Aggregate Option Exercises During Financial Year Ended December 31, 2007 and Year-End Option Values

        The following table provides information on the exercise of options and the aggregate number of options held by each Named Executive Officer for the year ended December 31, 2007.

			Unexercised Options at December 31, 2007		Value of Unexercised In-the-Money Options at December 31, 2007(2)
	Common Shares Acquired on Exercise
		Aggregate Value Realized(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Gregory C. Wilkins	100,000	$1,143,967	1,365,192	487,144	$21,409,241	$4,113,127
Peter J. Kinver	235,000	3,236,695	234,947	236,013	3,320,848	1,951,461
Alexander J. Davidson	201,250	2,602,838	354,572	293,186	5,419,921	3,231,669
Patrick J. Garver	149,500	1,369,054	79,616	190,189	1,199,580	1,677,338
Jamie C. Sokalsky	250,000	3,137,082	141,404	206,595	2,243,978	2,019,485

(1)
The value realized from options denominated in Canadian dollars is converted from Canadian dollars to U.S. dollars using the Bank of Canada noon rate as at December 31, 2007 (US$1.00 = Cdn$0.9881). The value realized from options denominated in U.S. dollars is reported as the actual gains in U.S. dollars.

(2)
The value of unexercised options denominated in U.S. dollars is based on the closing price on the New York Stock Exchange of the Barrick Common Shares as of December 31, 2007. The value of unexercised options denominated in Canadian dollars is based on the closing price on the Toronto Stock Exchange of the Barrick Common Shares as at December 31, 2007, which was Cdn$41.78, converted to US$42.28 using the Bank of Canada noon rate as at December 31, 2007 (US$1.00 = Cdn$0.9881).

RETIREMENT PLAN BENEFITS

        Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a defined contribution plan that provides retirement benefits to 35 executives including all of the Named Executive Officers in which participants accrue benefits in the form of account balances, with a guaranteed rate of return and defined notional contributions. The executives who participate in this plan do not participate in any other Barrick retirement plan.

        Pursuant to the Executive Retirement Plan, an amount equal to 15% of the officer's salary and bonus for the year is accrued and accumulated with interest until retirement. Interest accumulates at the annual rate of Government of Canada Marketable Bonds with Average Yields Over 10 Years as published in the Bank of Canada Weekly Financial Statistics for the month of January of the calendar year. For 2007, this interest rate was 4.23%. No above-market earnings are paid out.

        Participants are eligible to receive payouts upon retiring after attaining age 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Currently, two named executive officers, Messrs. Garver and Davidson, are eligible to retire and receive a payout of their Executive Retirement Plan account balances.

        Upon termination, other than for cause, before the participant's retirement date, the participant will receive the total amount credited to his or her account after the deduction of any amount paid as a retiring allowance. If the participant dies prior to retirement, the account balance will be paid out as a lump sum to the participant's beneficiary or estate. No payments are made in the event of termination for just cause. See "Report on Executive Compensation — Change in Control Arrangements" for payments made upon termination following a change of control.

        As at December 31, 2007, the total accrued Retirement Plan liability was US$17,560,109, an increase of $5,826,484 from the accrued liability at December 31, 2006 (accrued liability denominated in Canadian dollars is converted to U.S. dollars using the Bank of Canada noon rate as at December 31, 2007.) Account balances for each of the Named Executive Officers as at December 31, 2007 are shown in the table below, converted to U.S. dollars based on the Bank of Canada noon rate on that day.

Executive Retirement Account Balances of Named Executive Officers as at December 31, 2007

Name	Account Balance
Gregory C. Wilkins	$2,715,481
Peter J. Kinver	1,191,034
Alexander J. Davidson	1,602,190
Patrick J. Garver	1,684,735
Jamie C. Sokalsky	1,492,813

COMPENSATION OF DIRECTORS

        The Compensation Committee reviews Barrick's director compensation arrangements to ensure that they are competitive in light of the time commitments required from directors and align directors' interests with those of shareholders. Directors who are not officers or employees of Barrick or any of its subsidiaries are compensated for their services as directors through a combination of fees. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of Barrick.

Remuneration

        In 2007, non-management directors received the following remuneration for their services as directors:

Director retainer	$165,000 per year
Audit Committee chair retainer	$20,000 per year
Other Committee chair retainer	$10,000 per year
Audit Committee member retainer	$3,000 per year

Directors' Deferred Share Unit Plan

        Pursuant to Barrick's Directors' Deferred Share Unit Plan, directors are required to receive a portion of their annual retainer in the form of Deferred Share Units ("DSUs"). DSUs are a bookkeeping entry, with each DSU having the same value as a Barrick Common Share. Directors are required to receive 55% of their $165,000 annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. DSUs must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick Common Shares.

Individual Director Compensation

        The following table shows the amounts, before withholdings, that each director received in cash and DSUs in 2007 for his services as a director.

Name	Board Retainer(1) ($)	Committee Chairman Retainer ($)	Audit Committee Member Retainer ($)	Total Fees Paid in Cash and DSUs ($)	Portion of Board Retainer Taken in Cash or DSUs
Howard L. Beck	165,000	Nil	Nil	165,000	100%	DSUs
C. William D. Birchall(2)	Nil	Nil	Nil	Nil	Nil
Donald J. Carty	165,000	Nil	3,000	168,000	100%	DSUs
Gustavo Cisneros	165,000	Nil	Nil	165,000	100%	DSUs
Marshall A. Cohen	165,000	10,000	Nil	175,000	100%	DSUs
Peter A. Crossgrove	165,000	10,000	3,000	178,000	45% 55%	Cash DSUs
John W. Crow	165,000	Nil	3,000	168,000	45% 55%	Cash DSUs
Robert M. Franklin	165,000	Nil	Nil	165,000	45% 55%	Cash DSUs
Peter C. Godsoe	165,000	10,000	Nil	175,000	100%	DSUs
J. Brett Harvey	165,000	Nil	Nil	165,000	45% 55%	Cash DSUs
Brian Mulroney(2)	Nil	Nil	Nil	Nil	Nil
Anthony Munk	165,000	Nil	Nil	165,000	45% 55%	Cash DSUs
Peter Munk(2)	Nil	Nil	Nil	Nil	Nil
Steven J. Shapiro	165,000	20,000	Nil	185,000	45% 55%	Cash DSUs
Gregory C. Wilkins(2)	Nil	Nil	Nil	Nil	Nil

Total	$1,815,000	$50,000	$9,000	$1,874,000

(1)
Pursuant to the Directors' Deferred Share Unit Plan, 55% of the 2007 Board retainer was required to be paid in DSUs, with the option to elect to receive 100% of the retainer in DSUs.

(2)
Messrs. Birchall, Mulroney, Peter Munk, and Wilkins receive compensation as officers or employees of Barrick and do not receive additional compensation for serving as directors. With respect to Mr. Mulroney, see "— Other Compensation Arrangements" below.

Other Compensation Arrangements

        Mr. Mulroney is also employed as Chairman of Barrick's International Advisory Board. Mr. Mulroney acts as an ambassador for Barrick and advances Barrick's interests in various areas, including North America, South America, Africa, Asia and the former Soviet Union. In his capacity as Chairman of the International Advisory Board, Mr. Mulroney receives an annual salary, bonus and other compensation. Mr. Mulroney is also a partner of Ogilvy Renault, Montréal, Québec, a law firm which from time to time provides legal services to Barrick.

Share Ownership Requirement

        Barrick has minimum share ownership requirements for directors, pursuant to which directors are required to own Barrick Common Shares or DSUs having a value established by the Board. The requirement is at least $250,000, to be achieved within a period of five years from the date the individual became a director. The table below sets forth, as at December 31, 2007, the number of Barrick Common Shares owned by each director, the number of DSUs held by each director, the change from December 31, 2006 to December 31, 2007, and each director's value at risk as a multiplier of his annual retainer. For Mr. Wilkins, see the specifics that apply to him as President and Chief Executive Officer in "Report on Executive Compensation — Share Ownership Expectation" on page 26. The total value of Common Shares and DSUs is the amount each director has at stake in the Company as at December 31, 2007.

Director	Year	Number of Common Shares	Number of DSUs(1)	Total Number of Common Shares and DSUs	Total Value of Common Shares and DSUs (Value at Risk)($)(2)	Share Ownership Requirement Met (✓)	Value at Risk as Multiplier of Annual Retainer
Howard L. Beck(3)	2007 2006	189,144 189,144	14,996 9,961	204,140 199,105	8,631,039	✓	52.3
	Change	—	+5,035	+5,035
C.W.D. Birchall(4)	2007 2006	150,000 150,000	3,837 3,801	153,837 153,801	6,504,228	✓	—
	Change	—	+36	+36
Donald J. Carty	2007 2006	10,000 10,000	7,163 2,200	17,163 12,200	725,652	✓	4.4
	Change	—	+4,963	+4,963
Gustavo Cisneros	2007 2006	— —	14,655 9,624	14,655 9,624	619,613	✓	3.8
	Change	—	+5,031	+5,031
Marshall A. Cohen	2007 2006	4,000 4,000	14,996 9,961	18,996 13,961	803,151	✓	4.9
	Change	—	+5,035	+5,035
Peter A. Crossgrove	2007 2006	15,000 5,000	8,216 5,447	23,216 10,447	981,572	✓	5.9
	Change	+10,000	+2,769	+12,769
John W. Crow	2007 2006	15,500 15,500	3,829 1,100	19,329 16,600	817,230	✓	5.0
	Change	—	+2,729	+2,729
Robert M. Franklin	2007 2006	35,958 35,958	3,829 1,100	39,787 37,058	1,682,194	✓	10.2
	Change	—	+2,729	+2,729
Peter C. Godsoe	2007 2006	1,500 1,500	10,621 5,626	12,121 7,126	512,476	✓	3.1
	Change	—	+4,995	+4,995
J. Brett Harvey	2007 2006	5,500 5,500	4,079 1,348	9,579 6,848	405,000	✓	2.5
	Change	—	+2,731	+2,731
Brian Mulroney(4)	2007 2006	9,900 1,000	— —	9,900 1,000	418,572	✓	—
	Change	+8,900	—	+8,900
Anthony Munk	2007 2006	5,000 5,000	8,216 5,447	13,216 10,447	558,772	✓	3.4
	Change	—	+2,769	+2,769
Peter Munk(4)(5)	2007 2006	2,000,000 2,000,000	— —	2,000,000 2,000,000	84,560,000	✓	—
	Change	—	—	—
Steven J. Shapiro	2007 2006	3,000 3,000	6,054 3,305	9,054 6,305	382,803	✓	2.3
	Change	—	+2,749	+2,749
Gregory C. Wilkins(4)(6)	2007 2006	47,500 47,500	— —	47,500 47,500	2,008,300	✓	—

(1)
The DSU Plan came into effect on July 1, 2003. Directors who are also employees of Barrick or any of its subsidiaries are not eligible to receive DSUs. Mr. Birchall was appointed Vice Chairman of Barrick on July 8, 2005. Since September 1, 2005, Mr. Birchall has not received DSUs as compensation; however additional DSUs are credited to the DSUs Mr. Birchall held prior to September 1, 2005 to reflect dividends paid on Barrick Common Shares.

(2)
The closing price of a Barrick Common Share on the Toronto Stock Exchange, converted to US dollars using the applicable Bank of Canada noon rate for that day, was $42.28 and $30.76, respectively, on December 31, 2007 and December 31, 2006.

(3)
On January 7, 2008, Mr. Beck sold 50,000 Barrick Common Shares. As of March 1, 2008, Mr. Beck owns 139,144 Barrick Common Shares.

(4)
Messrs. Birchall, Mulroney, Peter Munk, and Wilkins receive compensation as officers or employees of Barrick and do not receive an annual retainer or other additional compensation for serving as directors.

(5)
On February 4, 2008, Mr. Peter Munk acquired 750,000 Barrick Common Shares. As of March 1, 2008, Mr. Munk owns 2,750,000 Barrick Common Shares.

(6)
Mr. Wilkins also held 193,779 restricted share units as at December 31, 2007, with a value of $8,192,976 based on the closing price on the Toronto Stock Exchange of a Barrick Common Share, converted to U.S.$42.28 using the Bank of Canada noon rate as at December 31, 2007.

Directors' Stock Options

        Non-management directors of the Company have not received any options to acquire Barrick Common Shares since May 2003, and the Stock Option Plan (2004) specifically excludes non-management directors from receiving options under that plan. Some non-management directors who served on the Board prior to May 2003, were previously awarded options, which are detailed in the table below. Messrs. Carty, Crow, Franklin, Godsoe, Harvey and Shapiro have no stock options as they joined the Board subsequent to May 2003. Messrs. Birchall, Mulroney, Peter Munk and Wilkins receive compensation as officers or employees of Barrick and are eligible to participate in the Company's stock option plans; these individuals do not receive additional compensation for their service as directors. Options do not count toward directors' share ownership requirements outlined under "— Share Ownership Requirement" above.

        The following table shows for each director: (1) the total number of options to acquire Barrick Common Shares under the Company's stock option plans as at December 31, 2007; (2) the total number of options exercised by each director in 2007; (3) the total number of unexercised options held at December 31, 2007; and (4) the total dollar value of unexercised options at December 31, 2007.

						For Vested Options at December 31, 2007
Name	Date Granted (MM/DD/YY)	Expiry Date (MM/DD/YY)	Exercise Price	Outstanding Options (#)	Options Vested (#)	Exercised in 2007 (#)	Unexercised (#)	Value of Unexercised Options (US$)(1)
Howard L. Beck	05/16/00	05/15/10	Cdn.$27.30	100,000	100,000	0	100,000	1,465,439
Gustavo Cisneros	05/02/03	05/01/13	Cdn.$22.08	100,000	100,000	0	100,000	1,993,725
Marshall A. Cohen	05/16/00	05/15/10	Cdn.$27.30	100,000	100,000	0	100,000	1,465,439
Peter A. Crossgrove	05/16/00	05/15/10	Cdn.$27.30	50,000	50,000	0	50,000	732,719
Brian Mulroney	12/04/00 12/03/02 12/08/03 12/07/04	12/03/10 12/02/12 12/07/13 12/06/11	Cdn.$23.60 Cdn.$23.85 Cdn$29.60 US$23.80	0 0 25,000 100,000	0 0 25,000 50,000	200,000 100,000 75,000 100,000	0 0 25,000 50,000	— — 308,167 912,500

				125,000	75,000	475,000	75,000	1,220,667
Anthony Munk	05/01/97	04/30/07	Cdn.$31.05	0	0	100,000	0	—
Peter Munk(2)	02/09/98 12/04/00 12/03/02 12/08/03 12/07/04	02/08/08 12/03/10 12/02/12 12/07/13 12/06/11	Cdn.$28.35 Cdn.$23.60 Cdn.$23.85 Cdn.$29.60 US$23.80	750,000 500,000 300,000 300,000 300,000	750,000 500,000 300,000 300,000 225,000	0 0 0 0 0	750,000 500,000 300,000 300,000 225,000	10,193,806 9,199,474 5,443,781 3,698,006 4,106,250

				2,150,000	2,075,000	0	2,075,000	32,641,317

Gregory C. Wilkins	05/16/00 02/27/03 12/08/03 12/07/04 12/15/05 12/12/06 12/04/07	05/15/10 02/26/13 12/07/13 12/06/11 12/14/12 12/11/13 12/04/14	Cdn.$27.30 Cdn.$23.99 Cdn.$29.60 US$23.80 US$26.84 US$30.41 US$41.08	0 500,000 500,000 375,000 75,000 185,767 216,569	0 500,000 500,000 281,250 37,500 46,442 0	100,000 0 0 0 0 0 0	0 500,000 500,000 281,250 37,500 46,442 0	— 9,002,125 6,163,344 5,132,813 570,375 540,585 0

				1,852,336	1,365,192	100,000	1,365,192	21,409,242

(1)
The value shown for unexercised stock options is the in-the-money value as of December 31, 2007. This calculation is based on the closing price of a Barrick Common Share on the Toronto Stock Exchange which was Cdn. $41.78, converted to US$42.28 using the Bank of Canada noon rate as at December 31, 2007.

(2)
On February 4, 2008, Mr. Peter Munk exercised all of his February 9, 1998 grant stock options for Barrick Common Shares.

EQUITY COMPENSATION PLAN INFORMATION

        The following table provides information on the Company's equity compensation plans as of March 1, 2008.

Equity Compensation Plans Approved by Shareholders(1)	Number of Shares Reserved to be Issued Upon Exercise of Outstanding Options as at March 1, 2008	Weighted Average Exercise Price of Outstanding Options as at March 1, 2008	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans as at March 1, 2008 (Excluding Shares Reflected in Column 2)
Amended and Restated Stock Option Plan	5,071,588	US$27.32	5,903,562
Stock Option Plan (2004)	5,934,274	US$28.83	7,666,631

(1)
In addition, Barrick inherited the stock option plans of Placer Dome Inc., Homestake Mining Company and Sutton Resources Ltd. in connection with its acquisitions of those companies. As at March 1, 2008, 487,907 Barrick Common Shares were issuable upon exercise of outstanding options under the Placer Dome Inc. 1987 Stock Option Plan, with a weighted average exercise price of $18.11. As of March 1, 2008, 22,824 Barrick Common Shares were issuable upon the exercise of outstanding options under the Homestake Mining Company Stock Option Plan, with a weighted average exercise price of $11.01. As of March 1, 2008, 9,260 Barrick Common Shares were issuable upon the exercise of outstanding options under the Sutton Resources Ltd. Stock Option Plan, with a weighted average exercise price of $22.26. Excluding Barrick Common Shares to be issued upon exercise of outstanding options, no Barrick Common Shares remain available for future issuance under the Placer Dome Inc., Homestake Mining Company or Sutton Resources Ltd. stock option plans. Options granted under the Amended and Restated Stock Option Plan, and the stock option plans of Placer Dome Inc. and Sutton Resources Ltd. are priced in Canadian dollars. The weighted average exercise price of outstanding options as at March 1, 2008 is based on the Canadian dollar weighted average exercise price as of that date, converted to US dollars using the Bank of Canada noon rate as at March 1, 2008. Options granted under the Stock Option Plan (2004) and the Homestake Mining Company Stock Option Plan are priced in U.S. dollars.

Stock Option Plans

        In 1996, shareholder and regulatory approval was obtained to implement Barrick's Amended and Restated Stock Option Plan (the "Amended and Restated Plan"). Barrick's shareholders authorized the issuance of up to 35,000,000 Barrick Common Shares under the Amended and Restated Plan. As of March 1, 2008, 18,549,380 Barrick Common Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 2.12% of the Company's outstanding capital as of that date. As of March 1, 2008, there were options outstanding to purchase an aggregate of 5,071,588 Barrick Common Shares under the Amended and Restated Plan, representing 0.58% of the Company's outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled. Therefore, the number of Barrick Common Shares issued and issuable under the Amended and Restated Plan as of March 1, 2008 totaled 23,620,960 Barrick Common Shares, representing 2.71% of the Company's then outstanding capital. As of March 1, 2008, 5,903,562 stock options remained available for grant under the Amended and Restated Plan.

        In 2004, shareholder and regulatory approval was obtained to implement Barrick's Stock Option Plan (2004) (the "2004 Plan"). Barrick's Shareholders authorized the issuance of up to 16,000,000 Barrick Common Shares under the 2004 Plan. In 2007, shareholder and regulatory approval was obtained in respect of amendments to the 2004 Plan. As of March 1, 2008, 2,399,095 Barrick Common Shares had been issued pursuant to options granted under the 2004 Plan. As of March 1, 2008, there were options outstanding to purchase an aggregate of 5,934,274 Barrick Common Shares under the 2004 Plan, representing 0.68% of the Company's outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled. Therefore, the number of Barrick Common Shares issued and issuable under the 2004 Plan as of March 1, 2008 totaled 8,333,369 Barrick Common Shares, representing 0.95% of the Company's then outstanding capital. As of March 1, 2008, 7,666,631 stock options remained available for grant under the 2004 Plan, representing 0.87% of the Company's then outstanding capital.

        The purpose of the Amended and Restated Plan and the 2004 Plan (collectively, the "Stock Option Plans") is to provide key employees of the Company and its subsidiaries and consultants compensation opportunities that will encourage share ownership and enhance the Company's ability to attract, retain and motivate key personnel and reward significant performance achievements. The Company's directors were eligible to receive options under the Amended and Restated Plan. The Company has not granted stock options to non-management directors since May 2003. Non-management directors are not eligible to participate in the 2004 Plan.

        Under each of the Stock Option Plans, the total number of Barrick Common Shares to be optioned to any optionee together with any Barrick Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Common Shares outstanding at the date of the grant of the option. In addition, the 2004 Plan (a) limits the aggregate number of Barrick Common Shares issuable to insiders of the Company pursuant to options granted under the 2004 Plan or any other share compensation arrangement of the Company to not greater than 10% of the total issued and outstanding Barrick Common Shares and (b) limits the number of Barrick Common Shares issued to insiders in any one year period under options granted under the 2004 Plan or any other share compensation arrangement of the Company to not greater than 10% of the issued and outstanding Shares of the Company.

        A Committee of the Board of Directors administers the Stock Option Plans. All grants of options by the Committee under the Stock Option Plans are subject to the approval of the Board of Directors, and no option has any force or effect until such approval is obtained. The exercise price of each option granted under the Stock Option Plans is determined by the Committee. The exercise price of each option granted under the Amended and Restated Plan may not be less than the closing price of a Barrick Common Share on the Toronto Stock Exchange on the last trading day before the day the option is granted. The exercise price of each option granted under the 2004 Plan may not be less than the closing price of a Barrick Common Share on either the Toronto Stock Exchange or the New York Stock Exchange, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited under the 2004 Plan.

        Options granted under the Plans are not assignable, except that in the event of an optionee's death, options may be exercised in accordance with their terms by appropriate legal representatives. Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause, and in the case of the 2004 Plan, retirement. If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within three months, in the case of options granted under the Amended and Restated Plan, or within six months, in the case of options granted under the 2004 Plan, of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, under the Amended and Restated Plan, in the case of the optionee's death, the Committee may in its discretion extend the time in which the optionee's legal representative can exercise an option to a date that does not exceed the original expiration date of the option. In the case of the 2004 Plan, the Committee may in some of these cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee's death, the optionee's legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option or three years from the termination of employment or death of the optionee, as the case may be.

        Options granted under the Amended and Restated Plan expire not later than ten years after the date of grant. Options granted under the 2004 Plan expire not later than seven years after the date of grant. However, under the 2004 Plan, the expiry date of any option outstanding under the 2004 Plan is extended in the event the option would otherwise expire during or within 10 business days following the period in which trading of securities of the Company by the option holder is restricted pursuant to (a) the Company's written policies (such as its Insider Trading Policy) or (b) a trading blackout imposed on the option holder by the Company, to the date that is the tenth business day following the date of expiry of such period (the "Blackout Period").

        The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of (a) the market price of the Barrick Common Shares at the time of the grant, and (b) the market price of the Barrick Common Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise price has been fixed.

        Generally, options do not vest immediately. The Committee's practice under the Amended and Restated Plan has been to grant options having a term of ten years, vesting over a period of four years, and the Committee's practice under the 2004 Plan has been to grant options having a term of seven years, vesting over a period of four years. The Stock Option Plans contain standard provisions permitting accelerated vesting for executive officers and other members of management who are party to a change in control agreement with the Company in the event of a change in control of Barrick.

        The 2004 Plan provides that the Committee, subject to the approval of the Board of Directors, may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the individual. The Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual's ability to affect business results.

        The Board of Directors may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board of Directors deems appropriate, subject to required regulatory or shareholder approval where required, provided that, any amendment or termination may not alter or impair in any materially adverse fashion any option previously granted to an optionee under the Amended and Restated Plan without the consent of the optionee. The Board of Directors may amend, suspend, discontinue or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee's consent to such action is required unless the Board of Directors determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of amendments that are not material that the Board of Directors is entitled to make without shareholder approval.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

        During 2007, one senior officer had a loan outstanding from the Company (other than "routine indebtedness" under applicable Canadian securities and corporate laws). This loan was repaid in full on January 5, 2007. The Company no longer grants loans to its directors or senior officers.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding during 2007(2)	Amount Outstanding as at March 1, 2008(2)
Brad L. Doores(1)	Corporation Loan	$57,547	Nil
Vice President and Assistant General Counsel (Cedar Valley, Ontario)

(1)
The loan to Mr. Doores was made on October 19, 1995 in connection with the purchase of his residence. The loan was secured against the residence, accrued interest at a rate of 5.78% per annum, and was denominated in Canadian dollars.

(2)
The rate of exchange used to convert to United States dollars is the Bank of Canada noon rate on the applicable date.

        As at March 27, 2008, there was $427,000 in outstanding indebtedness owed to the Company or its subsidiaries by any present and former directors, officers and employees of Barrick and its subsidiaries, including indebtedness in connection with the purchase of securities, other than "routine indebtedness" under applicable Canadian securities laws.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

        During 2007, Barrick purchased insurance for the benefit of directors and officers of Barrick and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Business Corporations Act (Ontario). The premium for such insurance was $2.7 million. The policy provided coverage to each director and officer of $150 million in the policy year.

        In accordance with the provisions of the Business Corporations Act (Ontario), Barrick's by-laws provide that Barrick will indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the association with the Company or other entity if the individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Company's request. If Barrick becomes liable under the terms of its by-laws, the insurance coverage will extend to its liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

        During 2007, certain current and former officers were either indemnified by the Company or paid by the insurer under the Company's directors and officers insurance policy for costs incurred by them in their capacity as directors and officers of Barrick. Randall Oliphant (former Chief Executive Officer), John K. Carrington (former Chief Operating Officer), and Jamie C. Sokalsky (current Chief Financial Officer) and the Company were named as defendants in Wagner v. Barrick, a securities class action complaint filed in the U.S. District Court for the Southern District of New York in 2003. During 2007, $1,000 was paid by the Company on behalf of Mr. Oliphant in connection with his defense costs for this litigation. In addition, the Company has retained a law firm to act as common defense counsel for the Company and the three individual defendants; these defense costs are subject to coverage under the Company's directors and officers insurance policy and amounted to $4.2 million in 2007.

APPOINTMENT OF AUDITORS

        Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the re-appointment of PricewaterhouseCoopers LLP as auditors of Barrick to hold office until the next annual meeting of shareholders and the authorization of the Board of Directors to fix their remuneration.

        For the year ended December 31, 2007, PricewaterhouseCoopers LLP were paid total fees of $7.5 million for audit services and total fees of $1.6 million for other services, comprised of $0.4 million for audit-related services, $0.1 million for non-audit related services, and $1.1 million for tax compliance and advisory services. All non-audit services to be provided by PricewaterhouseCoopers LLP are subject to pre-approval by the Audit Committee.

        The Board of Directors recommends that shareholders vote in favour of the appointment of PricewaterhouseCoopers LLP and the authorization of the Board of Directors to fix their remuneration.

REPEAL AND REPLACEMENT OF BY-LAW NO. 1

        The Meeting has also been called to consider and, if thought appropriate, pass a resolution confirming the repeal and replacement of By-Law No. 1 of the Company.

        In late 2007 and early 2008, a review of By-Law No. 1 of the Company (the "Old By-Law") was undertaken in light of the amendments made to the Business Corporations Act (Ontario) (the "OBCA") that came into force on August 1, 2007. The Old By-Law was originally enacted on June 14, 1984 and was, as a result of the foregoing review, determined to be dated in a number of respects. In connection with the review, the Company concluded that it would be beneficial to implement a new by-law (the "New By-Law") for the Company to (i) reflect the amendments made to the OBCA; and (ii) implement other changes deemed desirable by the Company. The repeal of the Old By-Law and the making of the New By-Law were approved by the Board of Directors on February 20, 2008. The New By-Law is attached as Schedule B to this Circular.

        Selected changes to the Company's by-law contained in the New By-Law are summarized below:

  1.
  The New By-Law requires that 25% of the directors of the Company be resident Canadians, which is the amount currently required by the OBCA. The Old By-Law required that a majority of the directors of the Company be resident Canadians. The New By-Law also eliminates the requirement that a majority of the members of each committee of directors be resident Canadians and the requirement that, in order for a quorum to be present at a meeting of the Board of Directors or any committee of directors, a majority of the directors present be resident Canadians.

  2.
  The New By-Law removes the chairman of a meeting's right to a second or casting vote in the case of an equality of votes at a meeting of directors. Pursuant to the New By-Law, questions arising at any meeting of the Board of Directors or a committee of directors are decided by a majority vote.

  3.
  The New By-Law includes a position description for the chief executive officer of the Company.

  4.
  Consistent with the expansion of the indemnification provision of the OBCA, the New By-Law expands the scope of the Company's indemnification obligation to include individuals acting, at the request of the Company, as a director or officer, or in a similar capacity, of another entity. In addition, consistent with the OBCA, the scope of indemnifiable events has been expanded to include any investigative or other proceeding in which the indemnified individual is involved because of his or her association with the Company or other entity (at the request of the Company), if such individual acted honestly and in good faith with a view to the best interests of the Company or the other entity, as the case may be.

  5.
  Consistent with the OBCA, under the New By-Law, the record date for determining shareholders entitled to receive notice of a meeting of the shareholders cannot precede the date of the meeting by more than 60 days or less than 30 days. Under the Old By-Law, the record date was not to precede the date of the meeting by more than 50 days or less than 21 days.

  6.
  Under the New By-Law, the Company is required to prepare a list of shareholders no later than ten days after the record date for a shareholders meeting and at the meeting only shareholders whose names appear on that list will be entitled to vote their respective shares as shown on the list. Under the Old By-Law, there was a procedure that allowed subsequent transferees to vote in certain circumstances. This amendment reflects an equivalent amendment made to the OBCA.

  7.
  The quorum for a meeting of the shareholders, for all purposes other than to select a chair for the meeting, has been increased under the New By-Law to at least two persons present in person and holding or representing by proxy not less than 25% of the total number of votes attaching to the issued shares of the Company.

  8.
  The New By-Law specifically permits meetings of shareholders to be conducted by telephone, internet or other telephonic or electronic means.

        The foregoing is a summary of certain of the changes made in the New By-Law, is not a complete list of all changes made in the New By-Law and is qualified in its entirety by the full text of the New By-law which is attached as Schedule B to this Circular. Shareholders are encouraged to read the full text of the New By-Law.

        Under the OBCA, the repeal of the by-law and the making of a new by-law approved by the directors of a corporation must be confirmed by the shareholders of that corporation at the next meeting of shareholders. If the by-law or repeal is not confirmed by the shareholders as contemplated by the OBCA, the by-law or repeal ceases to have effect.

        The resolution confirming the repeal of the Old By-Law and confirming the New By-Law must be approved by a majority of the votes cast at the Meeting. The Board of Directors recommends a vote "FOR" the confirmation of the repeal of the Old By-Law and the confirmation of the New By-Law. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the resolution.

        The resolution to confirm the repeal of the Old By-Law and confirm the New By-Law, which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

        "BE IT RESOLVED THAT:

  1.
  By-law No. 1 of BARRICK GOLD CORPORATION (the "Company") is repealed, provided that such repeal shall not affect the operation of such by-law prior to such repeal or affect the validity of any act done, or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, such by-law prior to its repeal;

  2.
  the number designating the by-law hereby repealed may be allocated to any by-law of the Company hereinafter made by the directors of the Company; and

  3.
  the new By-law No. 1 of the Company, the full text of which is attached to the Management Information Circular, dated March 27, 2008, being a by-law regulating the business and affairs of the Company, is confirmed as made by the directors of the Company."

AVAILABILITY OF DISCLOSURE DOCUMENTS

    Barrick will provide to any person or company, upon request to its Investor Relations Department, a copy of:

    (1)
    its 2007 Annual Report, including management's discussion and analysis of financial and operating results;

    (2)
    its latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

    (3)
    its comparative financial statements for the year ended December 31, 2007, together with the report of its auditors thereon, and any interim financial statements filed subsequently; and

    (4)
    its Management Proxy Circular for its last Annual Meeting of Shareholders.

        These documents, as well as additional information relating to Barrick, are available on www.barrick.com and www.sedar.com. Financial information about Barrick is provided in the Company's comparative financial statements and management's discussion and analysis of financial and operating results for the year ended December 31, 2007.

        Barrick's Investor Relations Department may be reached at:

  Toll-free number within Canada and the United States: 1-800-720-7415
  Telephone: (416) 861-9911
  Fax: (416) 861-0727
  Email: investor@barrick.com

  Brookfield Place, TD Canada Trust Tower
  Suite 3700, 161 Bay Street
  P.O. Box 212
  Toronto, Ontario M5J 2S1
  Canada

DIRECTORS' APPROVAL

        The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors.

Toronto, Ontario, March 27, 2008.	By Order of the Board of Directors
Sybil E. Veenman Vice-President, Assistant General Counsel and Secretary

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

Mandate

        The Board of Directors (the "Board") is responsible for the stewardship of Barrick Gold Corporation (the "Company") and for the supervision of the management of the business and affairs of the Company.

        Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

        The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

        The Board discharges its responsibilities directly and through delegation to its Committees.

        The Board's responsibilities shall include:

  Oversight of Management

  1.
  Through the Compensation Committee, adopting a succession planning process and participating in the selection, appointment, development, evaluation and compensation of the Chairman of the Board, the Chief Executive Officer ("CEO") and other senior officers.

  2.
  Through the actions of the Board and its individual directors and through Board's interaction with and expectations of senior officers, promoting a culture of integrity throughout the Company consistent with the Company's Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Company, and that the CEO and other executive officers create a culture of integrity throughout the Company.

  3.
  Periodically reviewing and approving any significant changes to the Company's Code of Business Conduct and Ethics.

  4.
  Developing and approving position descriptions for each of the Chairman of the Board, CEO and the Chairperson of each Board Committee, and measuring the performance of those acting in such capacities against such position descriptions.

  Financial and Risk Matters

  5.
  Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

  6.
  Overseeing the integrity of the Company's internal controls and management information systems by adopting appropriate internal and external audit and control systems.

  7.
  Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company's performance against such budget.

  8.
  Approving annual and, either directly or through the Audit Committee, quarterly financial statements and the release thereof by management.

A-1

  9.
  Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including for the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

  Business Strategy

  10.
  Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

  11.
  Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company's business.

  12.
  Reviewing management's implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

  Communications and Reporting

  13.
  Overseeing the Company's continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

  14.
  Periodically reviewing and approving any significant changes to the Company's Disclosure Policy.

  15.
  Adopting a process to enable shareholders to communicate directly with the Lead Director or with the Chairman of the Corporate Governance and Nominating Committee.

  Corporate Governance

  16.
  Overseeing the development of the Company's approach to corporate governance, including reviewing and approving changes to the Company's Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

  17.
  Taking appropriate steps to remain informed about the Board's duties and responsibilities and about the business and operations of the Company.

  18.
  Ensuring that the Board receives from senior officers the information and input required to enable the Board to effectively perform its duties.

  19.
  Overseeing, through the Corporate Governance and Nominating Committee, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

  Board Organization

  20.
  Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company's Corporate Governance Guidelines.

A-2

SCHEDULE B

NEW BY-LAW NO. 1

        A by-law relating generally to the conduct of the affairs of BARRICK GOLD CORPORATION (the "Corporation").

        BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

INTERPRETATION

1.
Definitions

  In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

  (a)
  "Act" means the Business Corporations Act, R.S.O. 1990, c. B.16 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;

  (b)
  "by-law" means any by-law of the Corporation from time to time in force and effect;

  (c)
  all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

  (d)
  words importing the singular number only shall include the plural and vice versa; words importing any gender shall include all genders; words importing persons shall include partnerships, syndicates, trusts and any other legal or business entity; and

  (e)
  the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

2.
The Corporation may from time to time (i) by resolution of the directors change the location of the registered office of the Corporation within a municipality or geographic township, and (ii) by special resolution, change the municipality or geographic township in which its registered office is located to another place in Ontario.

SEAL

3.
The Corporation may, but need not, have a corporate seal. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if any, is not affixed thereto.

DIRECTORS

4.
Number and Powers

  The number of directors, or the minimum and maximum number of directors of the Corporation, is set out in the articles of the Corporation. Where a minimum and maximum number of directors of the Corporation is provided for in its articles, the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors. At least 25% of the directors shall be resident Canadians, but if the Corporation has fewer than four directors, at least one director shall be a resident Canadian. The Corporation shall have at least three directors, and at least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

  The directors shall manage or supervise the management of the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.

5.
Duties

  Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties to the Corporation shall:

  (a)
  act honestly and in good faith with a view to the best interests of the Corporation; and

  (b)
  exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

  Every director and officer of the Corporation shall comply with the Act, the regulations thereunder, the Corporation's articles and by-laws and any unanimous shareholder agreement.

6.
Qualification

  Every director shall be an individual 18 or more years of age and no one who has the status of bankrupt, or who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere, shall be a director.

7.
Election of Directors

  Directors shall be elected by the shareholders by ordinary resolution. If a meeting of shareholders fails to elect the number of directors required by the articles or determined in accordance with paragraph 4 above by reason of the disqualification, incapacity or death of one or more candidates, the directors elected at that meeting, if they constitute a quorum, may exercise all the powers of the directors of the Corporation, but such quorum of directors may not fill the resulting vacancy or vacancies and shall forthwith call a special meeting of shareholders to fill the vacancy or vacancies and, if they fail to do so, the meeting may be called by any shareholder.

  Except for a director who is re-elected or re-appointed where there is no break in the director's term of office, the election or appointment of a director is not effective unless the person elected or appointed consents in writing before or within 10 days after the date of the election or appointment.

8.
Term of Office

  A director's term of office (subject to the provisions (if any) of the Corporation's articles and paragraph 11 below), unless such director was elected for an expressly stated term, shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such director's election or appointment or until such director's successor is elected or appointed. If qualified, a director whose term of office has expired is eligible for re-election as a director.

9.
Ceasing to Hold Office

  A director ceases to hold office if such director:

  (a)
  dies or, subject to subsection 119(2) of the Act, sends to the Corporation a written resignation and such resignation, if not effective upon receipt by the Corporation, becomes effective in accordance with its terms;

  (b)
  is removed from office in accordance with paragraph 11 below; or

  (c)
  ceases to be qualified in accordance with paragraph 6 above.

10.
Vacancies

  Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the directors so long as a quorum of directors remains in office.

  Subject to subsections 124(1), (2), (4) and (5) of the Act and to the provisions (if any) of the Corporation's articles, where there is a quorum of directors in office and a vacancy occurs, the directors remaining in office may appoint a qualified person to hold office for the unexpired term of such appointee's predecessor.

11.
Removal of Directors

  Subject to subsection 122(2) of the Act and unless the articles of the Corporation provide for cumulative voting, the shareholders of the Corporation may by ordinary resolution at an annual or special meeting remove any director from office before the expiration of such director's term of office and may, by a majority of the votes cast at the meeting, elect any person in such director's stead for the remainder of such director's term. Alternatively, a vacancy created by the removal of a director can be filled in accordance with paragraph 10 above.

  If a meeting of shareholders was called for the purpose of removing a director from office as a director, the director so removed shall vacate office forthwith upon the passing of the resolution for such director's removal.

12.
Validity of Acts

  An act done by a director or by an officer is not invalid by reason only of any defect that is thereafter discovered in his or her appointment, election or qualification.

MEETINGS OF DIRECTORS

13.
Place of Meetings

  Meetings of directors and of any committee of directors may be held at any place within or outside Ontario and, notwithstanding subsection 126(2) of the Act, it shall not be necessary for a majority of the meetings of the board of directors in any financial year to be held at a place within Canada.

14.
Calling Meetings

  A meeting of directors may be convened by the Chair of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

15.
Notice

  Notice of the time and place for the holding of any such meeting shall be sent to each director not less than two days (exclusive of the day on which the notice is sent but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice.

  Notice of the time and place for the holding of any meeting of directors or any committee of directors may be given by delivery, fax, electronic mail or any other electronic means that produces a written copy.

  For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

16.
Waiver of Notice

  Notice of a meeting of directors or of any committee of directors or any irregularity in a meeting or in the notice thereof may be waived in any manner by any director and such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at a meeting of directors or of any committee of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

17.
Telephone Participation

  Where all the directors of the Corporation present at or participating in the meeting consent thereto, a director may participate in a meeting of directors or of any committee of directors by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in a meeting by such means shall be deemed for the purposes of the Act to be present at that meeting. Such consent may be given by directors separately, whether before, at or after the meeting, and may be given generally in respect of all meetings of directors of the Corporation.

18.
Quorum and Voting

  Subject to subsection 132(5) of the Act, 50% of the number of directors shall constitute a quorum for the transaction of business at a meeting of the directors. Subject to subsection 124(3) of the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum is present. Questions arising at any meeting of directors shall be decided by a majority of votes.

19.
Adjournment

  Any meeting of directors or of any committee of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who form the quorum at the adjourned meeting need not be the same directors who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

20.
Resolutions in Writing

  A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or a committee of directors.

COMMITTEES OF DIRECTORS

21.
General

  The directors may from time to time appoint from their number one or more committees of directors. The directors may delegate to each such committee any of the powers of the directors, except that no such committee shall have the authority to:

  (a)
  submit to the shareholders any question or matter requiring the approval of the shareholders;

  (b)
  fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chair or the president of the Corporation;

  (c)
  subject to section 184 of the Act, issue securities except in the manner and on the terms authorized by the directors;

  (d)
  declare dividends;

  (e)
  purchase, redeem or otherwise acquire shares issued by the Corporation;

  (f)
  pay a commission referred to in section 37 of the Act;

  (g)
  approve a management information circular referred to in Part VIII of the Act;

  (h)
  approve a take-over bid circular, directors' circular or issuer bid circular referred to in Part XX of the Securities Act;

  (i)
  approve any financial statements referred to in clause 154(1)(b) of the Act and Part XVIII of the Securities Act;

  (j)
  approve an amalgamation under section 177 or an amendment to the articles under subsection 168(2) or (4) of the Act; or

  (k)
  adopt, amend or repeal by-laws.

22.
Committee Quorum and Voting

  Subject to Section 23, unless the directors otherwise determine, 50% of the number of members of a committee of directors shall constitute a quorum for the transaction of business at a meeting of the committee. No business shall be transacted by a committee of directors except at a meeting of the committee at which a quorum is present. Questions arising at any meeting of a committee of directors shall be decided by a majority of votes.

23.
Audit Committee

  Unless authorized to dispense with an audit committee pursuant to subsection 158(1.1) of the Act, the board of directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates, to hold office until the next annual meeting of the shareholders.

  Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as such member shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

  The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

  The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

  The audit committee shall review the financial statements of the Corporation and shall report thereon to the board of directors of the Corporation prior to approval thereof by the board of directors and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

24.
The remuneration to be paid to the directors of the Corporation shall be such as the directors shall from time to time by resolution determine, unless the directors decide otherwise. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the normal work ordinarily required of a director of a corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors may fix the remuneration of the officers and employees of the Corporation. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

INDEMNITIES TO DIRECTORS AND OTHERS

25.
Subject to the provisions of section 136 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity if the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request.

  The Corporation is hereby authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the fullest extent permitted by law.

OFFICERS

26.
Appointment of Officers

  The directors may annually or as often as may be required appoint such officers as they shall deem necessary, who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors, delegated by the directors or by other officers or properly incidental to their offices or other duties, provided that no officer shall be delegated the power to do anything referred to in paragraph 21(a) to (k), inclusive, above. Such officers may include, without limitation, any of a President, a Chief Executive Officer, a Chair of the Board, one or more Vice-Presidents, a Chief Financial Officer, a Controller, a Secretary, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers, who shall have such authority and perform such functions and duties as may be specified in paragraphs 29 to 36, inclusive, below, as applicable, or as may otherwise from time to time be prescribed by resolution of the directors, delegated by the directors or by other officers or properly incidental to their offices or other duties, provided that no such officer shall be delegated the power to do anything referred to in paragraph 21(a) to (k), inclusive, above. None of such officers (except the Chair of the Board) need be a director of the Corporation. Any director may be appointed to any office of the Corporation. Two or more of such offices may be held by the same person.

27.
Removal of Officers

  All officers shall be subject to removal by resolution of the directors at any time, with or without cause. The directors may appoint a person to an office to replace an officer who has been removed or who has ceased to be an officer for any other reason.

28.
Duties of Officers May Be Delegated

  In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

29.
Chair of the Board

  The Chair of the Board (if any), shall when present preside at all meetings of the directors and shareholders, subject to paragraph 44, shall sign such documents as may require his or her signature in accordance with the by-laws of the Corporation and shall have such other powers and shall perform such other duties as may from time to time be assigned to the Chair by resolution of the directors or as are incident to his or her office.

30.
Chief Executive Officer

  The Chief Executive Officer shall have responsibility, subject to the oversight of the Board, for general supervision over the business of the Corporation. In the absence of the Chair of the Board (if any), and if the Chief Executive Officer is also a director of the Corporation, the Chief Executive Officer shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders. The Chief Executive Officer shall sign such contracts, documents or instruments in writing as require his or her signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to the Chief Executive Officer by resolution of the directors or as are incident to his or her office.

31.
President

  The President shall have responsibility for the supervision and management of the day-to-day business of the Corporation. In the absence of the Chair of the Board (if any) and the Chief Executive Officer (if a different individual from the President), and if the President is also a director of the Corporation, the President shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders. The President shall sign such contracts, documents or instruments in writing as require his or her signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to the President by resolution of the directors or as are incident to his or her office.

32.
Executive Vice-President

  The Executive Vice-President or, if more than one, the Executive Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that an Executive Vice-President who is not a director shall not preside as chair at any meeting of shareholders. The Executive Vice-President or, if more than one, the Executive Vice-Presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his or her or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or her or them by resolution of the board of directors or as are incident to his or her or their office.

33.
Vice-President

  The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chair at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his or her or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or her or them by resolution of the directors or as are incident to his or her or their office.

34.
Secretary

  The Secretary shall give or cause to be given notices for all meetings of the directors, any committee of the directors and shareholders when directed to do so and shall have charge of the minute books of the Corporation and, subject to the provisions of paragraph 51 below, of the documents and registers referred to in subsections 140(1) and (2) of the Act. The Secretary shall sign such contracts, documents or instruments in writing as require his or her signature and shall have such other powers and duties as may from time to time be assigned to the Secretary by resolution of the directors or as are incident to his or her office.

35.
Treasurer

  Subject to the provisions of any resolution of the directors, the Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. The Treasurer shall prepare and maintain adequate accounting records. The Treasurer shall sign such contracts, documents or instruments in writing as require his or her signature and shall have such other powers and duties as may from time to time be assigned to the Treasurer by resolution of the directors or as are incident to his or her office. The Treasurer may be required to give such bond for the faithful performance of his or her duties as the directors in their uncontrolled discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

36.
Assistant Secretary and Assistant Treasurer

  The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer or, if more than one, the Assistant Treasurers in order of seniority, shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability to act of the Secretary or Treasurer as the case may be. The Assistant Secretary or Assistant Secretaries, if more than one, and the Assistant Treasurer or Assistant Treasurers, if more than one, shall sign such contracts, documents or instruments in writing as require his or her or their signatures respectively and shall have such other powers and duties as may from time to time be assigned to them by resolution of the directors or as are incident to his or her or their office.

SHAREHOLDERS' MEETINGS

37.
Annual and Special Meetings

  Subject to subsection 104(1) of the Act, the directors of the Corporation,

  (a)
  shall call an annual meeting of shareholders not later than 18 months after the Corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting; and

  (b)
  may at any time call a special meeting of shareholders.

38.
Place of Meetings

  Subject to the articles, a meeting of the shareholders of the Corporation may be held at such place in or outside Ontario as the directors may determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

39.
Meeting by Electronic Means

  A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting. A meeting held by telephonic or electronic means shall be deemed to be held at the place where the registered office of the Corporation is located.

40.
Record Dates for Notice of Meetings

  The directors may fix in advance a date as the record date for determining shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.

  If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of the shareholders shall be,

  (i)
  at the close of business on the day immediately preceding the day on which notice is given, or

  (ii)
  if no notice is given, the day on which the meeting is held.

41.
Shareholder List

  The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

  (a)
  if a record date for determining shareholders entitled to receive notice of the meeting has been fixed, not later than 10 days after such record date; or

  (b)
  if no record date has been fixed, on the record date established in accordance with paragraph 40 above.

  A shareholder whose name appears on such list is entitled to vote the shares shown opposite the shareholder's name at the meeting to which the list relates.

42.
Notice

  A notice stating the day, hour and place of meeting and, if special business is to be transacted thereat, stating (or accompanied by a statement of) (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (ii) the text of any special resolution or by-law to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, to each director of the Corporation and to the auditor of the Corporation by prepaid mail or personal delivery not less than 21 days and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date of every meeting, and shall be addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the Secretary. Notwithstanding the foregoing, a meeting of shareholders may be held for any purpose at any date and time and at any place without notice if all the shareholders and other persons entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where a shareholder or such other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and other persons entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any such meeting or in the notice thereof may be waived in any manner by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation and any other person entitled to attend a meeting of shareholders, and any such waiver may be validly given before, at or after the meeting to which such waiver relates.

  The auditor (if any) of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard thereat on matters relating to auditor's duties.

43.
Omission of Notice

  The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

44.
Chair

  The Chair of the Board (if any) shall when present preside at all meetings of shareholders. In the absence of, or at the request of, the Chair of the Board (if any), the President or, if the President is also absent, a Vice-President (if any) shall act as chair. If none of such officers is present at a meeting of shareholders, the shareholders present entitled to vote shall choose a director as chair of the meeting and if no director is present or if all the directors decline to take the chair then the shareholders present shall choose one of their number to be chair.

45.
Votes

  Votes at meetings of the shareholders may be cast either personally or by proxy. At every meeting at which a shareholder is entitled to vote, such shareholder (if present in person) or the proxyholder for such shareholder shall have one vote on a show of hands. Upon a ballot on which a shareholder is entitled to vote, every shareholder (if present in person or by proxy) shall have one vote for every share registered in such shareholder's name, subject to any contrary provisions of the Corporation's articles.

  Every question submitted to any meeting of shareholders shall be decided in the first instance on a show of hands and in case of an equality of votes the chair of the meeting shall on a ballot have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder or proxyholder.

  At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chair of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

  If at any meeting a ballot is demanded on the election of a chair or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken either at once or later at the meeting or after adjournment as the chair of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be made either before or after any vote by a show of hands and may be withdrawn.

  Where the chair of a meeting of shareholders declares to the meeting that, to the best of his or her belief, if a ballot is conducted, the total number of votes attached to the shares represented at the meeting by proxy required to be voted against what will be the decision of the meeting in relation to any matter or group of matters is less than 5% of all of the votes that might be cast at the meeting on such ballot, and where a shareholder, proxyholder or alternate proxyholder does not demand a ballot prior to the vote,

  (a)
  the chair may conduct the vote in respect of that matter or group of matters by a show of hands; and

  (b)
  a proxyholder or alternate proxyholder may vote in respect of that matter or group of matters by a show of hands, notwithstanding any directions or instructions to the contrary given to such proxyholder or alternate proxyholder from any shareholder who appointed such proxyholder or alternate proxyholder.

  Where a body corporate or association is a shareholder, any individual authorized by a resolution of the directors or governing body of the body corporate or association may represent it at any meeting of shareholders and exercise at such meeting on behalf of the body corporate or association all the powers it could exercise if it were an individual shareholder, provided that the Corporation or the chair of the meeting may require such shareholder or such individual authorized by it to furnish a certified copy of such resolution or other appropriate evidence of the authority of such individual.

  Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

46.
Proxies

  Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or proxyholders or one or more alternate proxyholders, who need not be shareholders, as the shareholder's nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.

  A form of proxy shall be in written or printed format or a format generated by telephonic or electronic means and shall comply with the regulations under the Act. A form of proxy becomes a proxy when completed and signed in writing or by electronic signature by the shareholder or his or her attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized. If a proxy or document authorizing an attorney is signed by electronic signature, the means of electronic signature shall permit a reliable determination that the proxy or document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be. Any such proxy appointing a proxyholder to attend and act at a meeting or meetings of shareholders ceases to be valid one year from its date.

  The directors may by resolution fix a time not exceeding 48 hours, excluding Saturdays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or its agent (subject to the rights of shareholders to revoke proxies, as provided below), and any period of time so fixed shall be specified in the notice calling the meeting.

  A shareholder may revoke a proxy by an instrument in writing or a revocation signed in any manner that a proxy itself may be signed, as set out above, or in any other manner permitted by law. Such an instrument in writing or revocation must be received at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment of it, at which the proxy is to be used, or by the chair of the meeting on the day of the meeting or an adjournment of it.

47.
Adjournment

  The chair of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned for less than 30 days, no notice of the time and place for the holding of the adjourned meeting need be given to any shareholder, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, section 111 of the Act does not apply. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who form the quorum at the adjourned meeting need not be the same persons who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

48.
Quorum

  Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 25% of the total number of votes attaching to the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

  Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

SHARES AND TRANSFERS

49.
Issuance

  Subject to the articles of the Corporation, shares in the Corporation may be issued at such time and issued to such persons and for such consideration as the directors may determine.

50.
Security Certificates

  Security certificates (and the form of transfer power on the reverse side thereof) shall (subject to compliance with section 56 of the Act) be in such form as the directors may from time to time by resolution approve and, subject to subsection 55(3) of the Act, such certificates shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent, branch transfer agent or issuing or other authenticating agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on a security certificate may be printed or otherwise mechanically reproduced thereon. If a securities certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate even though the person has ceased to be a director or officer of the Corporation, and the security certificate is as valid as if the person were a director or an officer at the date of its issue.

51.
Transfer Agents

  For each class of securities and warrants issued by the Corporation, the directors may from time to time by resolution appoint or remove,

  (a)
  a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons or agents to keep branch registers; and

  (b)
  a registrar, trustee or agent to maintain a record of issued security certificates and warrants,

  and, subject to section 48 of the Act, one person may be appointed for the purposes of both clauses (a) and (b) in respect of all securities and warrants of the Corporation or any class or classes thereof.

52.
Surrender of Security Certificates

  Subject to the provisions of the Securities Transfer Act, 2006, no transfer of a security issued by the Corporation shall be recorded or registered unless and until either (i) the security certificate representing the security to be transferred has been surrendered and cancelled, or (ii) if no security certificate has been issued by the Corporation in respect of such share, a duly executed security transfer power in respect thereof has been presented for registration.

53.
Defaced, Destroyed, Stolen or Lost Security Certificates

  In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any) acting on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or, if there is such an agent, then to the Corporation and to such agent) of an indemnity bond of a surety company in such form as is approved by any authorized officer of the Corporation, indemnifying the Corporation (and such agent, if any) against all loss, damage and expense, which the Corporation and/or such agent may suffer or be liable for by reason of the issuance of a new security certificate to such shareholder, and provided the Corporation or such agent does not have notice that the security has been acquired by a bona fide purchaser, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any authorized officer of the Corporation or by resolution of the directors.

DIVIDENDS

54.
Declaration and Payment of Dividends

  The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles. The directors may declare and the Corporation may pay a dividend by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation and, subject to the following paragraph, the Corporation may pay a dividend in money or property.

  The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

  (a)
  the Corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

  (b)
  the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

55.
Joint Securityholders

  If two or more persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts in respect of such securities for all dividends or other distributions thereon and all payments on account of principal, interest or redemption proceeds or other securities into which such securities may be converted or exchanged.

RECORD DATES

56.
Record Dates for Notice of Meetings

  For a description of record dates for determining shareholders entitled to receive notice of a meeting of shareholders, refer to paragraph 40 above.

57.
Dividends, Distributions or Other Purposes

  The directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution, or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders (the right to fix which is described in paragraph 40 above), but such record date shall not precede by more than 50 days the particular action to be taken.

  If no record date is fixed, the record date for the determination of shareholders for any purpose, other than to establish a record date for the determination of shareholders entitled to receive notice of a meeting of shareholders or to vote, shall be the close of business on the day on which the directors pass the resolution relating thereto.

58.
Notice of Record Date

  If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed,

  (a)
  by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and

  (b)
  by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

VOTING SECURITIES IN OTHER ISSUERS

59.
All securities of any other body corporate or issuer of securities carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate or issuer and in such manner as the duly authorized signing officers of the Corporation shall from time to time determine or by such person or persons as the duly authorized signing officers of the Corporation shall from time to time determine.

NOTICES, ETC.

60.
Service

  Any notice or other document required to be given or sent by the Corporation to any shareholder or director or the auditor of the Corporation shall be delivered personally or sent by prepaid mail or fax, electronic mail or other electronic means capable of producing a written copy addressed to:

  (a)
  such shareholder at such shareholder's latest address as shown on the records of the Corporation or its transfer agent;

  (b)
  such director at such director's latest address as shown in the records of the Corporation or in the last notice filed under the Corporations Information Act, whichever is the more current; and

  (c)
  the auditor of the Corporation at the auditor's latest address known to the Corporation.

  With respect to every notice or other document sent by prepaid mail, it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed and put into a post office or into a post office letter box and shall be deemed to be received by the addressee on the fifth day after mailing.

61.
Shareholders Who Cannot be Found

  If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until such shareholder informs the Corporation in writing of the shareholder's new address.

62.
Shares Registered in More than One Name

  All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

63.
Persons Becoming Entitled by Operation of Law

  Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to his name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom he derives his title to such shares.

64.
Deceased Shareholder

  Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of such shareholder's death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in such shareholder's stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on such shareholder's heirs, executors, administrators or personal representatives and all persons (if any) interested with such shareholder in such shares.

65.
Signatures to Notices

  The signature of any director or officer of the Corporation to any notice may be written, printed or otherwise mechanically reproduced.

66.
Computation of Time

  Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, such time periods shall be calculated in accordance with Section 89 of the Legislation Act, 2006 (Ontario), unless an alternative method for calculating a time period is provided.

67.
Proof of Service

  A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CHEQUES, DRAFTS, NOTES, ETC.

68.
All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors, or such officer or officers as may be delegated authority by the directors to determine such matters, may from time to time designate.

CUSTODY OF SECURITIES

69.
All securities (including warrants) owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

  All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

70.
Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any two of the officers and directors of the Corporation and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

  The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.

  The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

  In particular, without limiting the generality of the foregoing, any two of the officers and directors of the Corporation are authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.

  The signature or signatures of any such officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

FINANCIAL YEAR

71.
The financial year of the Corporation shall end on such day in each year as the board of directors may from time to time by resolution determine.

  PASSED by the directors of the Corporation on February 20, 2008.

  CONFIRMED by the shareholders of the Corporation on    •    , 2008.

SCHEDULE C

SHAREHOLDER PROPOSAL

        The following proposal has been made by holders of Barrick Common Shares for consideration at the Meeting. The proposal was submitted by Les Soeurs de Sainte-Anne du Québec, 1950, rue Provost, Lachine, Quebec, H8S 1P7 (Tel: (514) 637-3783); Sisters of the Holy Names of Jesus and Mary, 80, rue Saint-Charles Est, Longueuil, Quebec, J4H 1A9 (Tel: (450) 651-8104); and Comité Syndical nationale de retraite Batirente, 2175, boul. De Maisonneuve Est, bureau 203, Montreal, Quebec, H2K 4S3 (Tel: (514) 525-5740). The Board of Directors opposes this proposal for the reasons set out after the proposal.

Shareholder Proposal

Whereas:

  •
  Water is essential to life and to the enforcement of all human rights;

  •
  The Pascua-Lama Mining project will be settled in a seismic zone, in high altitude, upstream of the rare water sources of two inhabited valleys in Chile and Argentina. Cyanide extraction, and the general operation of the complex will produce great quantities of dust and acid rock;

  •
  An accident, natural or industrial, could have major and irreversible consequences on both the quantity and quality of water, as well as on Barrick's reputation and profitability.

RESOLVED

  •
  The board hires a consultative expert panel of international reputation, independent in fact and appearance, and familiar with the best practices in the pertinent disciplines, to reassure it with respect to all aspects of the project, including post-exploitation security follow-ups;

  •
  This panel publishes, annually, an independent summary of its members' recommendations;

  •
  The board is not tied to the panel's recommendations, but is entitled to explain the reasons why it decides not to follow the recommendations, if such is the case.

Declaration in support:

        Proposal is in conformity with the requirements of the World Bank.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

        The Board of Directors believes that given the independent expertise and standards already integral to the design of the Pascua-Lama Project and the extensive independent monitoring planned, the additional monitoring recommended in the shareholder proposal is not necessary.

        The Pascua-Lama Project has been scrutinized by regulatory authorities in Chile and Argentina and other local and international stakeholders, including local water users groups and local communities. The Board of Directors believes that through a number of cooperative projects, water quality and supply in the Huasco Valley will benefit from Barrick's presence, as the company is providing significant support for projects to improve, expand, and develop new water management facilities in the Huasco Valley.

        The Governments of Chile and Argentina both have robust regulatory regimes which ensure that mining projects developed under their respective authorities meet the required environmental and social standards. The laws and requirements are in themselves largely based on international standards and locally accepted practices. In the case of the Pascua-Lama Project, Barrick has complied with all applicable regulatory requirements relating to environmental and

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social matters, and surpassed such requirements in a number of important areas such as the inclusion of a comprehensive water monitoring plan. For example, in Chile, there will be 34 monitoring stations or points, of which 30 will be automated so that data will be readily available in real time to the relevant regulatory authorities and the public. All of the testing points will be regularly inspected, controlled and independently audited to comply with stringent water quality standards consistent with the project's environmental impact assessment and its approval resolutions. Barrick will also implement a bio-indicators monitoring plan in order to support the conclusions from the water monitoring plan and detect any change in the quantity and characteristics of the water diversity.

        In addition, as part of the obligations outlined by the environmental regulators, Chilean and Argentinean authorities will designate an independent environmental auditor who will review all the development stages of the project, from construction to closure. A citizen oversight committee, including local and national authorities and community leaders, will also be established to permit the exchange of information between the company and the community regarding project activities.

        Barrick intends to continue to engage in good faith with the shareholders who have submitted the proposal to address their concerns and to assure all our stakeholders that the Pascua-Lama Project is designed with environmental protection mechanisms, the support of the local community, including water users, and mechanisms for extensive monitoring by the qualified national regulatory authorities.

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QuickLinks

Table of Contents
Notice of Annual and Special Meeting of Shareholders
MANAGEMENT PROXY CIRCULAR
GENERAL INFORMATION
VOTING INFORMATION
ELECTION OF DIRECTORS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Independence Status of Director Nominees
EXECUTIVE COMPENSATION
PERFORMANCE GRAPHS
Cumulative Value of CDN $100 Investment from December 31, 2002 to December 31, 2007
Cumulative Value of US $100 Investment from December 31, 2002 to December 31, 2007
COMPENSATION OF NAMED EXECUTIVE OFFICERS
Summary Compensation Table
Long-Term Incentive Awards Granted During Financial Year Ended December 31, 2007 (1)
OPTIONS OF NAMED EXECUTIVE OFFICERS
Option Grants During Financial Year Ended December 31, 2007 (1)
Aggregate Option Exercises During Financial Year Ended December 31, 2007 and Year-End Option Values
RETIREMENT PLAN BENEFITS
Executive Retirement Account Balances of Named Executive Officers as at December 31, 2007
COMPENSATION OF DIRECTORS
EQUITY COMPENSATION PLAN INFORMATION
INDEBTEDNESS OF DIRECTORS AND OFFICERS
DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION
APPOINTMENT OF AUDITORS
REPEAL AND REPLACEMENT OF BY-LAW NO. 1
AVAILABILITY OF DISCLOSURE DOCUMENTS
DIRECTORS' APPROVAL
SCHEDULE A MANDATE OF THE BOARD OF DIRECTORS
SCHEDULE B NEW BY-LAW NO. 1
SCHEDULE C SHAREHOLDER PROPOSAL